Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

between

F.N.B. CORPORATION

and

OBA FINANCIAL SERVICES, INC.

DATED: AS OF APRIL 7, 2014

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3.26	Fiduciary Accounts	36
3.27	Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act	36
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF FNB		37
4.1	Corporate Organization	37
4.2	Capitalization	38
4.3	Authority; No Violation	38
4.4	Consents and Approvals	39
4.5	Reports	39
4.6	SEC Reports; Financial Statements	40
4.7	Broker’s Fees	41
4.8	Absence of Certain Changes or Events	41
4.9	Legal Proceedings	42
4.10	Taxes and Tax Returns	42
4.11	Employee Benefits	43
4.12	Compliance with Applicable Law	46
4.13	Contracts	46
4.14	Agreements with Regulatory Agencies	46
4.15	Undisclosed Liabilities	47
4.16	Environmental Liability	47
4.17	Reorganization	47
4.18	Loans; Nonperforming and Classified Assets	48
4.19	Fiduciary Accounts	48
4.20	Allowance for Loan Losses	48
4.21	Ownership of OBA Shares	48
ARTICLE 5 COVENANTS RELATING TO CONDUCT OF BUSINESS		49
5.1	Conduct of Businesses Prior to the Effective Time	49
5.2	OBA Forbearances	49
5.3	FNB Forbearances	55
5.4	Voting Agreements	55
ARTICLE 6 ADDITIONAL AGREEMENTS		55
6.1	Regulatory Matters	55
6.2	Access to Information	58
6.3	OBA Shareholder Approval	58
6.4	Commercially Reasonable Efforts; Cooperation	59
6.5	NYSE Approval	59
6.6	Benefit Plans	59
6.7	Indemnification; Directors’ and Officers’ Insurance	62
6.8	Additional Agreements	63
6.9	Advice of Changes	64
6.10	Amendment of Bank Charter	64
6.11	Certain Actions	64
6.12	Transition	67
6.13	Tax Representation Letters	67
6.14	Rule 16b-3	68
ARTICLE 7 CONDITIONS PRECEDENT		68
7.1	Conditions to Each Party’s Obligation to Effect the Merger	68

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7.2	Conditions to Obligation of FNB to Effect the Merger	68
7.3	Conditions to Obligation of OBA to Effect the Merger	70
ARTICLE 8 TERMINATION AND AMENDMENT		71
8.1	Termination	71
8.2	Effect of Termination	72
8.3	Amendment	73
8.4	Extension; Waiver	73
ARTICLE 9 GENERAL PROVISIONS		73
9.1	Closing	73
9.2	Nonsurvival of Representations, Warranties and Agreements	73
9.3	Expenses	73
9.4	Notices	74
9.5	Interpretation	75
9.6	Counterparts	75
9.7	Entire Agreement	75
9.8	Governing Law	75
9.9	Severability	76
9.10	Assignment; Third Party Beneficiaries	76

EXHIBITS:
Exhibit A	Form of Bank Merger Agreement	A-1
Exhibit B	Form of Voting Agreement	B-1

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INDEX OF DEFINED TERMS

Section
401(k) Plan	5.2(v)(v)
Acquisition Proposal	6.11(e)(i)
Affiliate	3.24(b)
Agreement	Preamble
Articles of Merger	1.2
Average Closing Price	1.4(e)
Bank Merger	1.10
Bank Merger Agreement	1.10
Bank Merger Certificates	1.10
BHC Act	3.4
Break-up Fee	6.11(f)
Certificates	1.4(c)
Change in OBA Recommendation	6.11(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Preamble
Confidentiality Agreements	6.2(b)
Contamination	3.16(b)
Control	3.24(b)
Controlled Group Liability	3.11
DP Contract	3.23(d)
DRSP Plan	1.4(d)
Effective Date	1.2
Effective Time	1.2
Employer Securities	3.11(l)
Environmental Laws	3.16(b)
Environmental Liability	3.16(b)
ERISA	3.11
ERISA Affiliate	3.11
ESOP	3.11(l)
ESOP Account	3.11(l)
ESOP Loan	3.11(l)
Exchange Act	3.6(a)
Exchange Agent	2.1
Exchange Fund	2.1
FBCA	1.1
FDIC	3.1(c)
Federal Reserve Board	3.4
FNB	Preamble
FNB Bank	1.10
FNB Benefit Plan	4.11
FNB Bylaws	4.1(b)

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FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Art. 4 Preamble
FNB Eligible Plans	6.6(a)
FNB Employment Agreement	4.11
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Regulatory Agreement	4.14
FNB Reports	4.6(a)
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(d)
FNB Warrants	4.2(a)
GAAP	3.1(d)
Governmental Entity	3.4
Hazardous Substance	3.16(b)
Inactive OBA Employees	3.11(i)
Indemnified Parties	6.7(a)
Insurance Amount	6.7(c)
Intellectual Property	3.23(b)
IRS	3.10(a)
IT Assets	3.23(c)
knowledge/Knowledge	9.5
Law	3.3(b)
Leased Properties	3.17(c)
Leases	3.17(b)
Liens	3.2(b)
Loan	3.24(a)
Material Adverse Effect	3.1(d)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Preamble
Merger Consideration	1.4(a)
MGCL	1.1
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
NASDAQ	3.1(d)
NYSE	3.1(d)
OBA	Preamble
OBA Bank	1.10
OBA Benefit Plan	3.11
OBA Bylaws	3.1(b)
OBA Charter	3.1(b)
OBA Common Stock	1.4(a)
OBA Disclosure Schedule	Art. 3 Preamble
OBA Employees	3.11(i)
OBA Employment Agreement	3.11(i)
OBA Preferred Stock	3.2(a)

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OBA Qualified Plans	3.11(d)
OBA Recommendation	6.3
OBA Regulatory Agreement	3.14
OBA Reports	3.6(a)
OBA Representatives	6.11(a)
OBA Share Award	1.6(b)
OBA Shareholders Meeting	6.3
OBA Stock Option	1.6(a)
OBA Stock Plans	1.6(a)
OBA Subsidiaries	3.1(d)
OCC	3.4
OREO	3.24(b)
Owned Properties	3.17(a)
Payment Event	6.11(g)
PBGC	3.11(e)
Person	3.9(a)
Plan Termination Date	6.6(c)
Proxy Statement	3.4
Registration Statement	3.4
Regulatory Agency	3.5
Requisite Regulatory Approvals	7.1(c)
Sarbanes-Oxley Act	3.6(a)
SEC	3.4
Securities Act	3.6(a)
SRO	3.4
Subsidiary	3.1(d)
Superior Proposal	6.11(e)(ii)
Surviving Company	Preamble
Takeover Laws	3.18(a)
Tax	3.10(b)
Tax Representation Letters	6.13
Tax Return	3.10(c)
Third Party	6.11(e)(iii)
Third Party Leases	3.17(d)
Trading Day	1.4(e)
Treasury Regulations	Preamble
Treasury Shares	1.4(b)
Voting Agreement	5.4
Withdrawal Liability	3.11

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2014 (this “Agreement”), between F.N.B. CORPORATION, a Florida corporation (“FNB”), and OBA FINANCIAL SERVICES, INC., a Maryland corporation (“OBA”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of OBA and FNB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement pursuant to which OBA will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the “Merger”), so that FNB is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, for federal income Tax (as defined in Section 3.10(b)) purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations of the U.S. Department of the Treasury promulgated thereunder (as such regulations may be amended from time to time, including corresponding provisions of successor rules and regulations thereto, the “Treasury Regulations”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law, as amended (the “MGCL”), and the Florida Business Corporation Act, as amended (the “FBCA”), at the Effective Time (as defined in Section 1.2) OBA shall merge with and into FNB. FNB shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of OBA shall cease.

1.2 Effective Time.

The Merger shall become effective as set forth in the respective articles of merger (each, the “Articles of Merger”) that shall be filed with the Department of Assessments and Taxation of the State of Maryland and the Secretary of State of the State of Florida on or before the Closing Date (as defined in Section 9.1). The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Articles of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger.

(a) Effects Under MGCL and FBCA. At and after the Effective Time, the Merger shall have the effects set forth in Section 3-114 of the MGCL and Section 607.1106 of the FBCA.

(b) Directors and Executive Officers of the Surviving Company. The directors of the Surviving Company immediately after the Merger shall be the directors of FNB immediately prior to the Merger. The executive officers of the Surviving Company immediately after the Merger shall be the executive officers of FNB immediately prior to the Merger.

1.4 Conversion of OBA Common Stock.

(a) Subject to the provisions of this Agreement, each share of common stock, par value $0.01 per share, of OBA (“OBA Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares (as defined in Section 1.4(b)) shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration 1.781 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of FNB (“FNB Common Stock”) (the “Merger Consideration”).

(b) At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of FNB Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means the shares of OBA Common Stock held by OBA or any of the OBA Subsidiaries (as defined in Section 3.1(d)) or by FNB or any of its Subsidiaries, other than in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(c) At the Effective Time, the stock transfer books of OBA shall be closed as to holders of OBA Common Stock immediately prior to the Effective Time and no transfer of OBA Common Stock by any such holder shall thereafter be made or recognized other than to settle transfers that occurred prior to the Effective Time. If, after the Effective Time, certificates representing shares of OBA Common Stock (“Certificates”) are properly presented pursuant to Section 2.2(a) of this Agreement to the Exchange Agent (as defined in Section 2.1), such Certificates shall be cancelled and exchanged for FNB Common Stock held in book entry representing the number of whole shares into which the OBA Common Stock represented by the Certificates was converted in the Merger, plus, if applicable pursuant to Section 1.4(e), any payment for any fractional share of FNB Common Stock without any interest thereon and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(d) Each holder of OBA Common Stock shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”), as long as such shareholder enrolls with a minimum of 50 whole shares of FNB Common Stock. Each OBA shareholder electing to enroll in the DRSP Plan shall be issued FNB Common Stock held in book entry representing the number of whole shares received in the Merger.

(e) Notwithstanding any other provision of this Agreement, each holder of OBA Common Stock who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all Certificates delivered by such holder, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price (as defined below) as of the Closing Date by (b) the fraction of a share (calculated to the nearest ten-thousandth when expressed in decimal form) of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means, as of any specified date, the average composite closing price of FNB Common Stock as reported by the NYSE for each of the twenty (20) consecutive Trading Days ending on and including the fifth such Trading Day prior to the specified date, rounded to the nearest ten-thousandth. As used herein, “Trading Day” means any day that FNB Common Stock is traded on the NYSE.

1.5 FNB Capital Stock. At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 OBA Equity-Based Awards.

(a) OBA Stock Options. Effective as of the Effective Time, each then outstanding option to purchase OBA Common Stock (each, an “OBA Stock Option”) pursuant to the equity-based compensation plans identified on Section 3.2(a) of the OBA Disclosure Schedule (as defined in Article 3 hereof) (the “OBA Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of OBA or any of the OBA Subsidiaries (as defined in Section 3.1(d)) shall at the Effective Time cease to represent a right to acquire OBA Common Stock and shall be converted automatically into an option to acquire shares of FNB Common Stock on the terms hereinafter set forth. FNB shall assume each such OBA Stock Option in accordance with the terms of the relevant OBA Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time: (i) FNB and the Compensation Committee of its Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for OBA and the Compensation Committee of the Board of Directors of OBA, including, if applicable, the entire Board of Directors of OBA, administering such OBA Stock Plan, (ii) each OBA Stock Option assumed by FNB may be exercised solely for shares of FNB Common Stock, (iii) the number of shares of FNB Common Stock subject to such OBA Stock Option shall be equal to the number of shares of OBA Common Stock subject to such OBA Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that, unless otherwise provided for in such OBA Stock Option, any fractional shares of FNB Common Stock resulting from such multiplication shall be rounded down to the nearest whole share, and (iv) the exercise price per share of FNB Common Stock under each such option shall be the amount (rounded up to the nearest whole cent) equal to the per share exercise price under each such OBA Stock Option prior to the Effective Time divided by the Exchange Ratio. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each OBA Stock Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and the Treasury Regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. FNB and OBA agree to take all reasonable and necessary steps to effect the provisions of this Section 1.6(a). Within 15 days following the Effective Time, FNB shall issue to each holder of each outstanding OBA Stock Option that has been assumed by FNB a document evidencing the conversion and assumption of such OBA Stock Option by FNB pursuant to this Section 1.6(a).

(b) OBA Share Awards. At the Effective Time, all outstanding restricted stock awards relating to OBA Common Stock, including those designated as performance share awards (each, an “OBA Share Award”), shall vest in full and the restrictions thereon shall lapse and, each holder of an OBA Share Award shall be entitled to receive the Merger Consideration in accordance with Section 1.4 of this Agreement. OBA Bank shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax Laws with respect to the lapsing of such restrictions and as allowed under the OBA Stock Plan.

1.7 Articles of Incorporation and Bylaws of the Surviving Company. The FNB Charter (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The FNB Bylaws (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan or reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Dissenting Shares. No right to fair value or appraisal or similar rights shall be available to holders of OBA Common Stock with respect to the Merger or the other transactions contemplated hereby.

1.10 The Bank Merger. As soon as practicable after the execution of this Agreement OBA and FNB shall cause OBA Bank, a federally chartered savings bank headquartered in Germantown, Maryland (“OBA Bank”), and First National Bank of Pennsylvania, a federally chartered national bank headquartered in Greenville, Pennsylvania (“FNB Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of OBA Bank with and into FNB Bank, with FNB Bank being the surviving entity (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement, to become effective as soon as practicable after consummation of the Merger. FNB and OBA shall cause the following to be accomplished prior to filing applications for the Requisite

Regulatory Approvals: (i)(A) OBA shall cause OBA Bank to approve the Bank Merger Agreement, (B) OBA, as sole shareholder of OBA Bank, shall approve the Bank Merger Agreement and (C) OBA shall cause the Bank Merger Agreement to be duly executed by OBA Bank and delivered to FNB; and (ii)(A) FNB shall cause FNB Bank to approve the Bank Merger Agreement, (B) FNB, as sole shareholder of FNB Bank, shall approve the Bank Merger Agreement and (C) FNB shall cause the Bank Merger Agreement to be duly executed by FNB Bank and delivered to OBA. Prior to the Effective Time, OBA shall cause OBA Bank, and FNB shall cause FNB Bank, to execute such articles of merger and such other documents and certificates as are necessary or desirable to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.11 Right to Revise Structure. FNB may at any time change the method of effecting the combination contemplated by this Agreement if and to the extent it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(a)) provided for in this Agreement, (ii) adversely affect the Tax treatment of OBA’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) materially impede or delay consummation of the transactions this Agreement contemplates. In the event FNB elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE 2

EXCHANGE OF SHARES

2.1 FNB to Make Merger Consideration Available. At or promptly as practicable following the Effective Time, FNB shall deposit, or shall cause to be deposited, with Registrar and Transfer Company, as exchange agent (“Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article 2, (i) book entry shares representing the aggregate number of shares of FNB Common Stock issuable pursuant to this Agreement in exchange for the shares of OBA Common Stock outstanding immediately prior to the Effective Time of the Merger, (ii) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b)(i), and (iii) cash in lieu of any fractional shares of FNB Common Stock to be issued pursuant to Section 1.4(e) and paid pursuant to Section 1.4 in exchange for outstanding shares of OBA Common Stock (such cash and book entry shares for shares of FNB Common Stock, collectively being referred to as the “Exchange Fund”).

2.2 Exchange Shares.

(a) As soon as practicable after the Effective Time, but in any event no later than seven (7) Business Days following the Effective Time, the Exchange Agent shall mail to each holder of record of OBA Common Stock a letter of transmittal in customary form as prepared by FNB and reasonably acceptable to OBA which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of OBA Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing shares of OBA Common Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to: (i) book entry shares representing FNB Common Stock into which the shares of OBA Common Stock shall have been converted pursuant to Section 1.4, (ii) any cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled and (iii) any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 2.2, each Certificate representing shares of OBA Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration, any cash in lieu of fractional shares into which the shares of OBA Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement, and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). FNB shall not be obligated to deliver the Merger Consideration, any cash in lieu of fractional shares and/or any declared but unpaid dividends to which any former holder of shares of OBA Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 2.2. If any shares of FNB Common Stock, or any cash in lieu of fractional shares and/or declared but unpaid dividends, are to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to FNB, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by FNB or the Exchange Agent, the posting by such Person of a bond in such amount as FNB and the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, FNB or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(b) Following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of FNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or distributions, if any, with a record date prior to the Effective Time that have been declared by OBA in respect of shares of OBA Common Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4(e) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which had become payable with respect to such whole shares of FNB Common Stock prior to the time of surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Common Stock.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of OBA of the shares of OBA Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of shares of OBA Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to FNB for any reason, they shall be cancelled and exchanged as provided in this Agreement. All shares of FNB Common Stock, cash in lieu of fractional shares of FNB Common Stock and/or declared but unpaid dividends issued or paid upon the surrender for exchange of shares of OBA Common Stock (or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof) and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of OBA Common Stock.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of OBA following the passage of twelve (12) months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any shareholders of OBA who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for FNB Common Stock, any cash in lieu of fractional shares of FNB Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e) Neither OBA nor FNB shall be liable to any holder of shares of OBA Common Stock or FNB Common Stock, as the case may be, for such shares, any dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Common Stock for the account of the Persons entitled thereto.

2.3 Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) FNB shall declare a stock dividend or distribution on FNB Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine FNB Common Stock, or make a distribution other than a regular quarterly cash dividend, on FNB Common Stock in any security convertible into FNB Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of FNB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, other than a transaction in which FNB shall have received fair, as determined by its Board of Directors, consideration for the shares issued, then a proportionate adjustment or adjustments will be made to the Exchange Ratio and, as applicable, the Average Closing Price, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of such class of FNB Common Stock generally.

2.4 Withholding Rights. The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of shares of OBA Common Stock such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of OBA Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF OBA

Except as disclosed in the disclosure schedule delivered by OBA to FNB prior to the execution of this Agreement (the “OBA Disclosure Schedule”), OBA hereby represents and warrants to FNB as follows:

3.1 Corporate Organization.

(a) OBA is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. OBA has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities (as defined in Section 3.4) required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified would not have a Material Adverse Effect (as defined in Section 3.1(d)) upon OBA. OBA is duly registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended.

(b) True and complete copies of the articles of incorporation of OBA (the “OBA Charter”) and the bylaws of OBA (the “OBA Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to FNB.

(c) OBA Bank is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States. The deposit accounts of OBA Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. OBA Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. Each of OBA’s other Subsidiaries (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on OBA. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of OBA, copies of which have previously been made available to FNB, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d) As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party, or a subsidiary of such party, is a general partner, or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more Subsidiaries thereof, and the terms “OBA Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of OBA or FNB, respectively; and (ii) the term “Material Adverse Effect” means, with respect to FNB, OBA or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects, (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in laws, rules or regulations of general applicability or interpretations thereof by courts or any Governmental Entity, (3) actions or omissions of (x) FNB or (y) OBA, taken at the request of, or with the prior written consent of the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the national or world economy or financial or securities markets generally, or changes, events or developments, after the date of this Agreement, in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or savings associations or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees or any impact on such party’s business (including incurring expenses), customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on The NASDAQ Stock Market (including any successor exchange, “NASDAQ”), or the New York Stock Exchange (including any successor exchange, the “NYSE”), as applicable, and (11) any matter to the extent that (x) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in the OBA Reports or FNB Reports referenced in Section 3.6 or Section 4.6, as applicable, and (y) such disclosed matter does not worsen in a materially adverse manner, or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates.

3.2 Capitalization.

(a) The authorized capital stock of OBA consists of (i) 100,000,000 shares of OBA Common Stock, of which, as of February 28, 2014, 4,038,006 shares were issued and outstanding, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“OBA Preferred Stock”), of which as of the date hereof, no shares were issued and outstanding. As of February 28, 2014, no shares of OBA Common Stock were held in the OBA treasury and no shares of OBA Preferred Stock were held in the OBA treasury. As of February 28, 2014, no shares of OBA Common Stock were reserved for issuance except for 431,633 shares of OBA Common Stock reserved for issuance upon the exercise of OBA Stock Options and settlement of OBA Share Awards issued pursuant to the OBA Stock Plans (of which 281,150 shares were subject to outstanding OBA Stock Options, and 150,483 shares were subject to outstanding OBA Share Awards). All of the issued and outstanding shares of OBA Common Stock have been, and all shares of OBA Common Stock that may be issued upon the exercise of the OBA Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement and the OBA Stock Plans, OBA does not have, and is not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of OBA Common Stock or any other equity securities of OBA, or any securities representing the right to purchase or otherwise receive any shares of OBA Common Stock. Set forth in Section 3.2(a) of the OBA Disclosure Schedule is a true, correct and complete list of: (1) each OBA Stock Option (such list to identify the OBA Stock Plan or other arrangement under which such options were issued, the number of shares of OBA Common Stock subject thereto, the vesting schedule thereof and the exercise prices thereof), and (2) each OBA Share Award (such list to include the number of shares of OBA Common Stock subject thereto and the vesting schedule thereof) outstanding under the OBA Stock Plans or otherwise as of February 28, 2014. Since February 28, 2014 through the date hereof, OBA has not issued or awarded, or authorized the issuance or award of, any options, restricted stock units or other equity-based awards under the OBA Stock Plans or otherwise. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of OBA may vote are issued or outstanding.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of OBA are owned by OBA, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) OBA has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the requisite OBA shareholder approval (as described below) and Requisite Regulatory Approvals (as defined in Section 7.1(c)). The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of OBA. The Board of Directors has not adopted any resolution granting dissenters’ rights to shareholders of OBA. Except for the approval and adoption of this Agreement and the transactions this Agreement contemplates by a majority vote of the Board of Directors of OBA and by the affirmative vote of at least a majority of the issued and outstanding shares of OBA Common Stock, no other corporate approvals on the part of OBA are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by OBA and, assuming the due authorization, execution and delivery of this Agreement by FNB, constitutes the valid and binding obligation of OBA, enforceable against OBA in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by OBA nor the consummation by OBA of the transactions this Agreement contemplates, nor compliance by OBA with any of the terms or provisions of this Agreement, will (i) violate any provision of the OBA Charter or the OBA Bylaws or, (ii) assuming that the consents, approvals and filings referred to in Sections 3.4 and 3.17(b) are duly obtained and/or made and are in full force and effect, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to OBA, any of the OBA Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of OBA or any of the OBA Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which OBA or any of the OBA Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on OBA.

3.4 Consents and Approvals. Except for (a) the filing by FNB of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of OBA Bank with and into FNB Bank, the filing of applications and notices, as applicable, with the FDIC, the Office of the Comptroller of the Currency (the “OCC”), and any state regulatory authority, and approval of such applications and notices, (b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of OBA shareholders to be held in connection with this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Registration Statement”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (c) the filing of Articles of Merger with and the acceptance for record by the Department of Assessments and Taxation of the State of Maryland pursuant to the MGCL, the filing of Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates, (d) such filings as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement, and approval of the listing on the NYSE of such FNB Common Stock issuable in the Merger, and (e) the adoption of this Agreement by the affirmative vote of at least a majority of the issued and outstanding shares of OBA Common Stock, no consents or approvals of, or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality of federal, state, local or foreign government (each, a “Governmental Entity”), any industry self-regulatory organization (“SRO”) or other Person are necessary in connection with (i) the execution and delivery by OBA of this Agreement and (ii) the consummation by OBA of the Merger and the other transactions this Agreement contemplates. As of the date of this Agreement, OBA is not aware of any reason why the Requisite Regulatory Approvals will not be received on a timely basis or why any Materially Burdensome Regulatory Condition would be imposed.

3.5 Reports. OBA and each of the OBA Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2011 with (a) the Federal Reserve Board, (b) the FDIC, (c) the OCC, (d) any state regulatory authority, (e) any foreign regulatory authority and (f) any SRO (collectively, “Regulatory Agencies” and individually, a “Regulatory Agency”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since June 30, 2011, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of OBA and each of the OBA Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of OBA, investigation into the business or operations of OBA or any of the OBA

Subsidiaries since June 30, 2011. Except as set forth in Section 3.5 of the OBA Disclosure Schedule, there (i) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of OBA or any of the OBA Subsidiaries, and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of OBA since June 30, 2011.

3.6 SEC Reports; Financial Statements.

(a) Since June 30, 2011, OBA has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act of 1933, as amended (the “Securities Act”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or under the securities regulations of the SEC (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “OBA Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any OBA Report has been amended by a subsequently filed OBA Report prior to the date hereof, in which case, as of the date of such amendment, (i) the OBA Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and (ii) none of the OBA Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of OBA’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the OBA Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of OBA and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the OBA Reports.

(d) The books and records of OBA and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of OBA and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of OBA or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. OBA and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. OBA (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to OBA, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of OBA by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the OBA Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to OBA’s outside auditors and the audit committee of the board of directors of OBA (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect OBA’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in OBA’s internal controls over financial reporting.

(e) Since June 30, 2011, (A) neither OBA nor any of its Subsidiaries nor, to the knowledge of OBA, any director, officer, employee, auditor, accountant or representative of OBA or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of OBA or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that OBA or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing OBA or any of its Subsidiaries, whether or not employed by OBA or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by OBA or any of its officers, directors, employees or agents to the OBA Board or any committee thereof or to any of OBA’s directors or officers.

(f) No agreement pursuant to which any loans or other assets have been or shall be sold by OBA or the OBA Subsidiaries entitle the buyer of such loans or other assets, unless there is a material breach of a representation or covenant by OBA or the OBA Subsidiaries, to cause OBA or the OBA Subsidiaries to repurchase such loan or other assets or the buyer to pursue any other form of recourse against OBA or the OBA Subsidiaries. There has been no material breach by OBA or the OBA Subsidiaries of a representation or covenant in any such agreement. Since June 30, 2013, no cash, stock or other dividend or any other distribution with respect to the capital stock of OBA or any of the OBA Subsidiaries has been declared, set aside or paid.

3.7 Broker’s Fees. Except as set forth in Section 3.7 of the OBA Disclosure Schedule, neither OBA nor any OBA Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8 Absence of Certain Changes or Events. Since June 30, 2013, (i) OBA and the OBA Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to OBA.

3.9 Legal Proceedings.

(a) There is no pending, or, to OBA’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization, Governmental Entity or other entity (each, a “Person”) relating to OBA, any of the OBA Subsidiaries or any of their respective properties or permits, licenses or authorizations, which has had, or is reasonably likely to have a Material Adverse Effect on OBA.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or savings and loan bank holding companies or their Subsidiaries, that has been imposed upon OBA, any of the OBA Subsidiaries or the assets of OBA or any of the OBA Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on OBA.

3.10 Taxes and Tax Returns.

(a) Each of OBA and the OBA Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns (as defined in subsection (c) below) required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of OBA and the OBA Subsidiaries. Neither OBA nor any of the OBA Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon OBA or any of the OBA Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where OBA or any of the OBA Subsidiaries has not filed Tax Returns such that OBA or any of the OBA Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, OBA or any of the OBA Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of OBA and the OBA Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of OBA or any of the OBA Subsidiaries. Neither OBA nor any of the OBA Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among OBA and the OBA Subsidiaries. Neither OBA nor any of the OBA Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was OBA, or (B) has any liability for the Taxes of any Person, other than OBA or any of the OBA Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither OBA nor any of the OBA Subsidiaries has been, within the past two years or otherwise as part of a “plan” or series of related transactions, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, or a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code, in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No shares of OBA Common Stock are owned by a Subsidiary of OBA. OBA is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither OBA, nor any of the OBA Subsidiaries or any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither OBA nor any of the OBA Subsidiaries has engaged in a “reportable transaction”, as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2). FNB has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of OBA and the OBA Subsidiaries relating to all taxable periods beginning on and after July 1, 2008, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to OBA or the OBA Subsidiaries. Neither OBA, any of the OBA Subsidiaries nor FNB, as a successor to OBA, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of OBA or any of the OBA Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods or portions thereof ending on or before the Closing Date.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treas. Reg §1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under Law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“OBA Benefit Plan” means any employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of OBA or any of the OBA Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by OBA or any of the OBA Subsidiaries or to which OBA or any of the OBA Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“OBA Employment Agreement” means a contract, offer letter or agreement of OBA or any of the OBA Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which OBA or any of the OBA Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the OBA Disclosure Schedule includes a complete list of all OBA Benefit Plans and all OBA Employment Agreements.

(b) With respect to each OBA Benefit Plan, OBA has delivered or made available to FNB, as applicable, a true, correct and complete copy of: (i) each writing constituting a part of such OBA Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. OBA has delivered or made available to FNB a true, correct and complete copy of each OBA Employment Agreement.

(c) All contributions required to be made to any OBA Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any OBA Benefit Plan, for any period prior to and through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. As disclosed in Section 3.11(a) of the OBA Disclosure Schedule, each OBA Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each OBA Benefit Plan, OBA and the OBA Subsidiaries have complied, and are in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such OBA Benefit Plans, including, without limitation, Code Section 409A. Each OBA Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to any OBA Benefit Plan or the imposition of any material lien on the assets of OBA or any of the OBA Subsidiaries under ERISA or the Code. Section 3.11(d) of the OBA Disclosure Schedule identifies each OBA Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “OBA Qualified Plans”). The IRS has issued a favorable determination letter with respect to each OBA Qualified Plan and the related trust which has not been revoked, or OBA is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of OBA, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any OBA Qualified Plan or the related trust. None of OBA and the OBA Subsidiaries nor any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject OBA, any of the OBA Subsidiaries or any Person that OBA or any of OBA Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each OBA Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such OBA Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such OBA Benefit Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by OBA or any of OBA Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such OBA Benefit Plan and, to OBA’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such OBA Benefit Plan.

(f) (i) No OBA Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of OBA and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of OBA and the OBA Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of OBA or any of the OBA Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the OBA Benefit Plans or OBA Employment Agreements. Without limiting the generality of the foregoing, neither OBA nor any of the OBA Subsidiaries, nor, to OBA’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Except as disclosed in Section 3.11(g) of the OBA Disclosure Schedule, OBA and the OBA Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to OBA and the OBA Subsidiaries.

(h) Except as disclosed in Section 3.11(h) of the OBA Disclosure Schedule, neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of OBA or any of the OBA Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) OBA has delivered or made available to FNB a true and complete list of the names, corporate and functional titles, hire dates, incentive compensation, profit sharing and bonuses paid in 2012, 2013 and 2014, full or part-time status, 2014 annual salaries or hourly rates of all employees of OBA or any of the OBA Subsidiaries (“OBA Employees”) as of the date hereof and, with respect to any OBA Employee on a leave of absence or otherwise not actively employed (“Inactive OBA Employees”), the date on which each such Inactive OBA Employee is expected to return to active employment. Except as otherwise set forth on Section 3.11(i) of the OBA Disclosure Schedule, (A) none of the OBA Employees has a contract of employment with OBA or any of the OBA Subsidiaries, (B) all OBA Employees are employees “at will” whose employment is terminable without liability therefor and (C) none of the OBA Employees has a contract with OBA or any of the OBA Subsidiaries relating to stay bonuses, retention or stay payments, severance pay or benefits or other perquisites or benefits.

(j) No labor organization or group of employees of OBA or any of the OBA Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to OBA’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of OBA and the OBA Subsidiaries is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(k) With respect to each OBA Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, each such nonqualified deferred compensation plan has since January 1, 2005 been operated in material compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence such plan have, since December 31, 2008, conformed materially to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between OBA, any of the OBA Subsidiaries and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any person to a tax pursuant to 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise.

(l) The OBA Bank Employee Stock Ownership Plan (the “ESOP”) and the Qualified Employer Securities Fund under the OBA Bank 401(k) Plan (the “ESOP Account”)

are each “employee stock ownership plans” within the meaning of Section 4975(e)(7) of the Code; provided, however, that there have never been any loans under which the ESOP Account has been a borrower. Section 3.11(l) of the OBA Disclosure Schedule identifies (i) each loan under which the ESOP is a borrower (each, an “ESOP Loan”), (ii) the lender and guarantor (if any) of each ESOP Loan, and (iii) the securities of OBA that were acquired with such ESOP Loan (the “Employer Securities”). Each ESOP Loan meets the requirements of Section 4975(d)(3) of the Code. The Employer Securities are pledged as collateral for the ESOP Loan with which they were acquired, except to the extent they have been released from such pledge and allocated to the accounts of participants in the ESOP in accordance with the requirements of Treas. Reg. §§ 54.4975-7 and 54.4975-11. OBA, the ESOP and the ESOP Account have always complied with the voting requirements of Section 409(e) of the Code and the valuation requirements of Section 408(e) of ERISA.

3.12 Compliance with Applicable Law. Except as set forth in Section 3.12 of the OBA Disclosure Schedule, OBA and each of the OBA Subsidiaries are not in default in any material respect under any Law applicable to OBA or any of OBA Subsidiaries, including but not limited to, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on OBA. OBA and each of the OBA Subsidiaries has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Section 3.12 of the OBA Disclosure Schedule sets forth, as of February 28, 2014, a schedule of all executive officers and directors of OBA who have outstanding loans from OBA, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

3.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on OBA, (a) none of OBA nor any of the OBA Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of OBA, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder, and (c) neither OBA nor any of the OBA Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of OBA or any of the OBA Subsidiaries.

3.14 Agreements with Regulatory Agencies. Except to the extent disclosure hereunder is precluded by applicable Law, neither OBA nor any of the OBA Subsidiaries is subject to any cease-and-desist or other order or action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since June 30, 2010, a recipient of any supervisory letter from, or since June 30, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business, other than those of general application that apply to similarly situated savings and loan holding companies or their Subsidiaries (each item in this sentence, a “OBA Regulatory Agreement”), nor has OBA or any of the OBA Subsidiaries been advised since June 30, 2010 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such OBA Regulatory Agreement. Each bank Subsidiary of OBA has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

3.15 Undisclosed Liabilities. Neither OBA nor any of its Subsidiaries has, and since June 30, 2013, neither OBA nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of OBA and its Subsidiaries as of December 31, 2013 included in the OBA Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013, (iii) liabilities and obligations that are not material to OBA and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

3.16 Environmental Liability.

(a) To OBA’s knowledge, (i) OBA and the OBA Subsidiaries are in material compliance with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by OBA or any of the OBA Subsidiaries, that would reasonably be expected to result in a material Environmental Liability for OBA or the OBA Subsidiaries, (iii) no Contamination exists at any real property owned by a third party and currently leased by OBA or the OBA Subsidiaries that would reasonably be expected to result in a material Environmental Liability for OBA or the OBA Subsidiaries, (iv) neither OBA nor any of the OBA Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (v) neither OBA nor any of the OBA Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be expected to result in a material Environmental Liability of OBA or the OBA Subsidiaries and (vi) OBA has listed in Section 3.16 of the OBA Disclosure Schedule and made available to FNB copies of all environmental reports or studies, sampling data, correspondence and filings in its possession relating to OBA, the OBA Subsidiaries and any Owned Properties or Leased Properties which were prepared in the last five years.

(b) As used in this Agreement, (i) the term “Environmental Laws” means collectively, any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits, or other mandates, of a Governmental Entity relating to any Hazardous

Substance, Contamination, protection of the environment or human health and safety, including, without limitation, those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (ii) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (iii) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance, and (iv) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.17 Real Property.

(a) Each of OBA and the OBA Subsidiaries has good and marketable title, free and clear of all Liens, to all real property owned by such entity (the “Owned Properties”), except for (i) the Liens described in Section 3.17(a) of the OBA Disclosure Schedule and (ii) Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which OBA or any of the OBA Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been made available to FNB. Each Lease is valid, binding and enforceable against OBA or the OBA Subsidiary party thereto, as the case may be, in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by OBA or any of the OBA Subsidiaries or, to the knowledge of OBA, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause any default under the Leases, provided the consents disclosed in Section 3.17(b) of the OBA Disclosure Schedule have been obtained and are in effect, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on OBA.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which OBA and the OBA Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on OBA.

(d) A true and complete copy of each agreement pursuant to which OBA or any of the OBA Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to FNB. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the knowledge of OBA, there are no existing defaults by the tenant under any Third Party Lease, and no event has occurred which with notice or lapse of time or both would constitute such a default or which individually or in the aggregate would have a Material Adverse Effect on OBA.

3.18 State Takeover Laws.

(a) OBA has taken all actions necessary to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from, and this Agreement and the Voting Agreements are exempt from, the requirements of any Takeover Law applicable to it. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations of the State of Maryland.

(b) Neither OBA nor any of the OBA Subsidiaries has any shareholders’ rights plan or similar plan or arrangement in effect.

3.19 Reorganization. As of the date of this Agreement, OBA is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Opinion. Prior to the execution of this Agreement, OBA has received an opinion from Sterne, Agee & Leach, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth in this Agreement, the Merger Consideration is fair to the shareholders of OBA from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.21 Insurance. OBA and the OBA Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.21 of the OBA Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

3.22 Investment Securities. Except where failure to be true would not reasonably be expected to have a Material Adverse Effect on OBA, (a) each of OBA and the OBA Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of OBA or the OBA Subsidiaries, and (b) such securities are valued on the books of OBA in accordance with GAAP.

3.23 Intellectual Property.

(a) (i) OBA and the OBA Subsidiaries own or have a valid license to use all OBA Intellectual Property (as defined below), free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of OBA, OBA Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of OBA and the OBA Subsidiaries as currently conducted, (iii) OBA Intellectual Property owned by OBA or any of the OBA Subsidiaries, and to the knowledge of OBA, all other OBA Intellectual Property, is valid and has not been cancelled, forfeited, expired or abandoned, and neither OBA nor any of the OBA Subsidiaries has received notice challenging the validity or enforceability of OBA Intellectual Property, and (iv) to the knowledge of OBA, the conduct of the business of OBA and the OBA Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of OBA has OBA or any of the OBA Subsidiaries received any written communications since January 1, 2010 alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To OBA’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has OBA or any of the OBA Subsidiaries sent any written communications within the past two (2) years alleging that any person has infringed, diluted, misappropriated or violated, any of the OBA Intellectual Property owned by OBA or a OBA Subsidiary.

(b) For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs and logos, together with all registrations and applications related to the foregoing; (ii) patents and industrial designs (including any applications for either of the foregoing); (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations; and the term “OBA Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of OBA or any of its Subsidiaries.

(c) At all times, OBA and each of the OBA Subsidiaries have taken and will take all reasonable actions to protect and maintain (i) all OBA Intellectual Property and (ii) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. OBA’s and the OBA Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by OBA in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To OBA’s knowledge, no Person has gained unauthorized access to the IT Assets. OBA has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(d) OBA Bank obtains its data processing services, ATM and other information technology services exclusively through the contracts or agreements with the Persons described in Section 3.23(d) of the OBA Disclosure Schedule (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect on the date hereof, has been provided to FNB. Other than the DP Contracts, OBA has no agreement with any other Person for data processing, ATM or other technology services.

3.24 Loans; Nonperforming and Classified Assets.

(a) Each loan, loan commitment, letter of credit or other extension of credit (“Loan”) on the books and records of OBA or any OBA Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or is in the process of being secured, by valid liens and security interests which have been perfected or are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of OBA, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) OBA has set forth in Section 3.24(b) of the OBA Disclosure Schedule as to OBA and each OBA Subsidiary as of December 31, 2013: (i) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to OBA’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by OBA, an OBA Subsidiary or an applicable Regulatory Agency, (iii) a listing of the Other Real Estate Owned (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each written or oral loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate. For purposes of this Agreement, “Affiliate” means any director, executive officer or five percent or greater shareholder of OBA or an OBA Subsidiary, or to the knowledge of OBA, any other Person controlling, controlled by or under common control with any of the foregoing. “Control”, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c) All reserves or other allowances for loan losses reflected in OBA’s financial statements included in the OBA Reports as of and for the year ended June 30, 2013 and for the six months ended December 31, 2013, comply with the standards established by Governmental Entities and are adequate under GAAP. Neither OBA nor OBA Bank has been notified by any state or federal bank regulatory agency that its reserves are inadequate or that the practices and policies of OBA in establishing its reserves for the year ended June 30, 2013 and the six months ended December 31, 2013, and in accounting for delinquent and classified assets, generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction or OBA’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of OBA.

(d) All Loans owned by OBA or any OBA Subsidiary, or in which OBA or any OBA Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

(e) OBA and each OBA Subsidiary hold the mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are set forth in Section 3.24(e) of the OBA Disclosure Schedule, discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the Loans secured by real property or are not material as to the collectability of such Loans, and all Loans owned by OBA and each OBA Subsidiary are with full recourse to the borrowers, and neither of OBA nor any OBA Subsidiary has taken any action which would reasonably be expected to result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any Loan. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(f) Each outstanding loan participation sold by OBA or any OBA Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to OBA or any OBA Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

(g) Section 3.24(g) of the OBA Disclosure Schedule sets forth a list of all Loans or other extensions of credit to all directors, officers and employees, or any other Person covered by Regulation O of the Federal Reserve Board.

(h) Section 3.24(h) of the OBA Disclosure Schedule sets forth a listing, as of December 31, 2013 (or as of such other date as may be specified in this paragraph (h)), by account, of: (i) all Loans, including loan participations, of OBA or any other OBA Subsidiary that have had their respective terms to maturity accelerated during the past 12 months, (ii) all loan commitments or lines of credit of OBA that have been terminated by OBA during the past 12 months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (iii) each borrower, customer or other party that has notified OBA during the past 12 months of, or has asserted against OBA, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party that has given OBA any oral notification of, or orally asserted to or against OBA, any such claim, (iv) all Loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) that are troubled debt restructurings under GAAP, or (E) where a specific reserve allocation exists in connection therewith and (v) all assets classified by OBA as OREO and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

3.25 Mortgage Business. The representations and warranties in this Section 3.25 relate specifically to the Mortgage Business of OBA and the OBA Subsidiaries and are in addition to and not in limitation of any other representations in this Article 3.

(a) General.

(i) Recourse. None of the Mortgage Loans or Servicing Agreements provides for Recourse to OBA or any OBA Subsidiary.

(ii) Advances. The Advances are valid and subsisting amounts owing to OBA or an OBA Subsidiary, were made in accordance with all applicable Laws and are carried on the books of OBA at values determined in accordance with GAAP, and are not subject to setoffs or claims arising from acts or omissions of OBA or any OBA Subsidiary. No Investor has claimed or, to the knowledge of OBA, threatened any defense, offset or counterclaim for repayment of any Advance that is pending.

(b) Mortgage Loans. Except as set forth on Section 3.25(b) of the OBA Disclosure Schedule:

(i) Investor/Insurer Requirements. Each Mortgage Loan was originated and conforms in all material respects to all applicable Laws and each Loan Held for Sale and each Pipeline Loan (other than those Pipeline Loans that are not being originated for sale) is eligible for sale to, insurance by, or pooling to back or secure as collateral securities issued or guaranteed by the applicable Investor or Insurer program under which OBA or any OBA Subsidiary originated the Loan Held for Sale and/or Pipeline Loan. Each Loan Held for Sale allocated to a particular Investor in accordance with standard secondary marketing practices of OBA and the OBA Subsidiaries is eligible for sale under an Investment Commitment. Each Loan Held for Sale not allocated to a particular Investor in accordance with standard secondary marketing practices of OBA and the OBA Subsidiaries would be otherwise eligible for sale under an Investment Commitment upon allocation to an Investor. No fact or circumstance exists that would entitle the applicable Insurer or Investor to (A) demand from OBA or any OBA Subsidiary or any Affiliate of OBA or any OBA Subsidiary, either the repurchase of any Serviced Loan or Previously Disposed of Loan or indemnification for losses, (B) refuse to purchase a Loan Held for Sale, (C) impose on OBA, any OBA Subsidiary or any Affiliate of OBA or any OBA Subsidiary, sanctions, penalties or special requirements in respect of any Mortgage Loan or (D) rescind any insurance policy or reduce insurance benefits in respect of any Mortgage Loan which would reasonably be expected to result in a breach of any obligation of OBA, any OBA Subsidiary or any Affiliate of OBA or any OBA Subsidiary under any agreement. Each Pipeline Loan complies in all material respects with all applicable laws, rules and regulations for the stage of processing that it has achieved based on the Investor or Insurer program, if applicable, under which OBA, any OBA Subsidiary or any Affiliate of OBA or any OBA Subsidiary originated the Pipeline Loan.

(ii) Documentation/Enforceability. Each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid first lien or subordinated lien on the related Mortgaged Property, in each case, on such forms and with such terms as comply with all applicable Laws. Each Mortgage Note and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights. No Mortgage Loan is subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable by OBA or an OBA Subsidiary, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto.

(iii) Compliance with Law. OBA and each OBA Subsidiary, as the case may be, has complied, and each Mortgage Loan complied and complies, in all material respects, with respect to origination, sale and servicing of the Mortgage Loans, with all applicable Laws required to have been complied with as of the Effective Date, including, without limitation, the fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting, high cost and anti-predatory lending and every other prohibition against unlawful discrimination in residential mortgage lending or governing consumer credit, and also including, without limitation, the Fair Housing Act, Consumer Credit Reporting Act, Equal Credit Opportunity Act of 1975 and Regulation B, Fair Credit Reporting Act, Truth in Lending Act and Regulation Z, the Flood Disaster Protection Act of 1973, Fair Debt Collection Practices Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act of 1974, and Regulation X, all as amended, and any applicable state consumer credit Law. Each originator of a Mortgage Loan was qualified to do business, and had all requisite licenses, permits and approvals, in the states in which the properties associated with the Mortgage Loans are located, as well as the states in which the associated mortgage notes or mortgages were or are to be executed.

(iv) Good Title. Except as set forth in OBA Disclosure Schedule 3.25(b)(iv), OBA or OBA Bank is the sole owner and holder of all right, title and interest in and to each Loan Held for Sale, Portfolio Loan and each Pipeline Loan. On the Effective Date, the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans will be valid and enforceable in accordance with their terms and the Merger will effectively vest in FNB Bank good and marketable title to the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans free and clear of any and all Liens. Neither OBA, OBA Bank nor any other OBA Subsidiary or other Affiliate of OBA or any OBA Subsidiary has previously assigned, transferred or encumbered any of the Loans Held for Sale, the Portfolio Loans or the Pipeline Loans.

(v) Origination and Servicing Practices. The origination and servicing practices used by OBA, each OBA Subsidiary or any other Affiliate of OBA or an OBA Subsidiary or any Originator with respect to each Mortgage Loan have been in all material respects legal, proper, prudent and customary in the mortgage lending business and in accordance with all applicable Laws. Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of mortgage loans, none of OBA, the OBA Subsidiaries or other Affiliate of OBA or an OBA Subsidiary is now or has been subject to or, to the knowledge of OBA, threatened to be subject to any material fine, suspension, settlement or other agreement or administrative agreement or sanction by, or an obligation to indemnify, an Agency, an Insurer or an Investor, relating to the origination, sale or servicing of mortgage loans.

(vi) Loan-to-Value Ratio: Appraisals. OBA has relied on third-party appraisers to provide opinions and valuations upon which OBA determines the loan-to-value ratio of Loans Held for Sale and Committed Pipeline Loans. To OBA’s knowledge, at the time of origination, the loan-to-value ratio of each Loan Held for Sale and each committed Pipeline Loan (other than those Pipeline Loans that are not being originated for sale) did not exceed the maximum amount permitted by the applicable Investor or Insurer for such Loan Held for Sale or Pipeline Loan. The appraisal prepared in connection with the property associated with each Loan Held for Sale and each Pipeline Loan was prepared by a qualified appraiser with, to the knowledge of OBA, no direct or indirect interest in the property, and both the appraisal and appraiser satisfied all applicable Laws.

(vii) Fraud. To OBA’s knowledge, there has been no fraudulent action on the part of any Originator or Persons acting on behalf of the Originator in connection with the Origination of any Mortgage Loan or Pipeline Loan or the application of insurance proceeds with respect to a Mortgage Loan or the Mortgaged Property for which OBA, any OBA Subsidiary or any other Affiliate of OBA or an OBA Subsidiary is responsible to the applicable Investor or Insurer or otherwise bears the risk of loss.

(viii) High Cost Loans. No Mortgage Loan is a “High Cost Loan” or “Covered Loan”, as applicable, under either the Home Ownership Equity Protection Act or a similar state or local anti-predatory lending law, statute, regulation or ordinance, including, without limitation, as such terms are defined in the then current Standard & Poor’s LEVELS and Glossary of Terms which is now Version 5.7 Revised, Appendix E.

(c) Mortgage Banking Qualification. OBA Bank and each other OBA Subsidiary, (i) to the extent required for the conduct of the Mortgage Business, is approved and not suspended (A) by HUD as an approved non-supervised mortgagee for FHA Loans, (B) by VA as an approved lender for VA Loans, and (C) by FNMA and by FHLMC as an approved seller/servicer of first lien residential mortgages; (ii) has all other material certifications, authorization, licenses, permits and other approvals, including without limitation those required by State Agencies, that are necessary to conduct the Mortgage Business (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency or State Agency); and (iii) is in good standing under all applicable federal, state and local laws and regulations thereunder as a lender. Neither OBA nor any OBA Subsidiary has received any notice or information from any Governmental Entity that it intends to terminate or restrict the status of OBA, any OBA Subsidiary or any employee of OBA or an OBA Subsidiary as an approved participant in its Mortgage Business for which OBA or any OBA Subsidiary is registered, approved or authorized.

(d) Repurchase/Indemnification. Section 3.25(d)(1) of the OBA Disclosure Schedule contains a true and correct list of each written audit, investigation report or complaint in respect of OBA, OBA Bank or any other OBA Subsidiary by any Agency, Investor or Insurer received by OBA, OBA Bank or such other OBA Subsidiary since June 30, 2010, which asserted a material failure to comply with all applicable Laws affecting the Mortgage Business or resulted in (i) a Repurchase by OBA, OBA Bank or any other OBA Subsidiary of mortgage loans and/or Real Estate Owned acquired as a result of a default under a mortgage loan from such Agency, Investor or Insurer, (ii) indemnification by OBA, OBA Bank or any other OBA Subsidiary in connection with mortgage loans, or (iii) rescission of an insurance or guaranty contract or agreement applicable to mortgage loans. Section 3.25(d)(2) of the OBA Disclosure Schedule contains a true and correct list of each Repurchase since June 30, 2010. For purposes of this Section 3.25(d), the term “Repurchase” means any Mortgage Loan bought back from the Investor by OBA, OBA Bank, any other OBA Subsidiary or any other Affiliate of OBA due to an early payment default and/or an asserted material failure to comply with representations, warranties or covenants made by OBA, OBA Bank or any other OBA Subsidiary or Affiliates to the Investor under a Seller/servicer agreement with the Investor. For purposes of this Section 3.25(d), “Indemnification” means payment of a claim for payment of costs, claims and expenses required under a written agreement between OBA, OBA Bank or any other OBA Subsidiary or Affiliate and an Investor for the sale of Mortgage Loans that provides for indemnification by OBA, OBA Bank or any other OBA Subsidiary or Affiliate of the Investor for costs, claims and expenses arising out of a material failure by OBA, OBA Bank or any other OBA Subsidiary or Affiliate to comply with the representations, warranties and covenants in such written agreement with the Investor.

(e) Servicing. Each Servicing Agreement is valid and binding on OBA or OBA Bank, as applicable, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights, and is in full force and effect without notice by the applicable Investor of termination thereof. OBA or OBA Bank and, to OBA’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each Servicing Agreement. No event or condition exists that constitutes, or after notice or lapse of time or both, will constitute, a breach, violation, or default on the part of OBA or OBA Bank, or, to OBA’s knowledge, any other party thereto under any such Servicing Agreement. There are no material disputes pending or, to OBA’s knowledge, threatened with respect to any Servicing Agreement. The Servicing of the Mortgage Loans complies in all material respects with all applicable Laws.

All Custodial Accounts required to be maintained by OBA, OBA Bank or any other OBA Subsidiary have been established and continuously maintained in accordance with all applicable Laws. All Mortgage Loan Documents required to be obtained and maintained by OBA, OBA Bank or any other OBA Subsidiary or Affiliate have been obtained and continuously maintained in material accordance with all applicable Laws.

(f) Joint Ventures.

(i) Section 3.25(f)(i) of the OBA Disclosure Schedule contains a true and correct list of each joint venture in which OBA, OBA Bank or any other OBA Subsidiary or Affiliate of OBA currently holds, or has held an interest, together with a brief description of the joint venture’s activities, the place of organization, the type and amount of interest held by OBA, OBA Bank or any other OBA Subsidiary or Affiliate of OBA, the respective capital account balances as of December 31, 2013 for each owner thereof, and whether the joint venture is in good standing and actively operating or whether it has been dissolved (collectively, the “Joint Ventures”).

(ii) The activities and operations of each of the Joint Ventures have been conducted in material compliance with all applicable Laws. None of the Joint Ventures is party to any litigation, and, to OBA’s knowledge, no litigation involving any of the Joint Ventures has been threatened. No dispute, disagreement or controversy exists among any of the interest holders in any of the Joint Ventures regarding operations, profit/loss distributions and/or capital accounts. OBA has delivered true and correct copies of the organizational documents of each of the Joint Ventures and all amendments thereto and all material agreements relating thereto to OBA, and no default exists with respect to such documents and agreements or would exist but for the passage of time.

For purposes of this Section 3.25, the following terms shall have the meanings indicated below:

“Advances” means, with respect to OBA, any of its Subsidiaries or the Servicing Agreements, the moneys that have been advanced by OBA or any of its Subsidiaries on or before the Closing Date from its funds in connection with its servicing of the Mortgage Loans in accordance with Applicable Requirements.

“Agency” means FHA, VA, HUD, a State Agency, FNMA, FHLMC, FHLBA or GNMA, as applicable.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination of the Pipeline Loans, or the origination, purchase, sale and servicing of the Mortgage Loans, or handling of Real Estate Owned, or the Servicing Agreements, all of the following (in each case to the extent applicable to any particular Pipeline Loan, Mortgage Loan, Real Estate Owned or Servicing Agreement): (i) all contractual obligations of OBA and its Subsidiaries, including with respect to any Servicing under any Servicing Agreement, Master Servicing Agreement, Mortgage Note, Mortgage and other Mortgage Loan Document or any commitment or other contractual obligation relating to a Pipeline Loan, (ii) all applicable underwriting, servicing and other guidelines of OBA or any of its Subsidiaries as incorporated in the Seller and Servicing Guides, (iii) all Laws applicable to OBA or any of its Subsidiaries, (iv) all other applicable requirements and guidelines of each Governmental Entity having jurisdiction, including those of any applicable Agency, Investor or Insurer and (v) all other applicable judicial and administrative judgments, orders, stipulations, awards, writs and injunctions.

“Certificate Insurer” means a provider of an insurance policy insuring against certain specified losses or shortfalls with respect to Collateral Certificates or Collateral Certificate Pools.

“Collateral Certificate” means a security directly or indirectly based on and backed by a Mortgage Pool, which security has been pledged, granted or sold to secure or support payments on specific asset-backed securities that are administered pursuant to a Servicing Agreement.

“Collateral Certificate Pool” means a group of Collateral Certificates that have been pledged, granted or sold to secure or support payments on specific asset-backed securities that are administered pursuant to a specific Servicing Agreement.

“Custodial Account” means all funds held or directly controlled by OBA or any of its Subsidiaries with respect to any Mortgage Loan or any Collateral Certificate or any Collateral Certificate Pool, including all principal and interest funds and any other funds due Investors, buydown funds, suspense funds, funds for the payment of taxes, assessments, insurance premiums, ground rents and similar charges, funds from hazard insurance loss drafts and other mortgage escrow and impound amounts (including interest thereon for the benefit of Mortgagors, if applicable).

“Custodial File” means with respect to a Mortgage Loan, all of the documents that must be maintained on file with a document custodian, Investor, trustee or other designated agent under Applicable Requirements.

“FHA” means the Federal Housing Administration of HUD or any successor thereto.

“FHLMC” means the Federal Home Loan Mortgage Corporation or any successor thereto.

“FNMA” means the Federal National Mortgage Association or any successor thereto.

“GNMA” means the Government National Mortgage Association or any successor thereto.

“HUD” means the Department of Housing and Urban Development.

“Insurer” means a Person who (i) insures or guarantees all or any portion of the risk of loss on any Mortgage Loan, including, without limitation, any Agency and any provider of private mortgage insurance, standard hazard insurance, flood insurance, earthquake insurance or title insurance with respect to any Mortgage Loan or related Mortgaged Property, (ii) provides any fidelity bond, direct surety bond, letter or credit, other credit enhancement instrument or errors and omissions policy or (iii) is a Certificate Insurer.

“Investment Commitment” means the optional or mandatory commitment of OBA or any OBA Subsidiary, or any other Affiliate of OBA, to sell to any Person, and a Person to purchase from OBA, an OBA Subsidiary or an Affiliate of OBA, a Loan Held for Sale or an interest in a Loan Held for Sale or owned or to be acquired by OBA, any Subsidiary of OBA or any Affiliate of OBA.

“Investor” means, with respect to the Mortgage Servicing Portfolio or any Mortgage Loan, FHLMC, FNMA, GNMA, a State Agency, OBA or any OBA Subsidiary or an Affiliate thereof, a Private Investor or any other Person to which OBA or any OBA Subsidiary sells eligible Mortgage Loans or services Mortgage Loans pursuant to Servicing Agreements or otherwise.

“Loan Held for Sale” means a mortgage loan, including a construction loan and a mortgage loan that has closed but has not funded, secured by a Mortgage that is owned by OBA or any OBA Subsidiary or Affiliate of OBA at the time immediately prior to the Effective Date, and is intended to be sold to an Investor in the ordinary course.

“Mortgage” means with respect to a Mortgage Loan, a mortgage, deed of trust or other security instrument creating a lien upon real property and any other property described therein which secures a Mortgage Note, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Business” means the business of originating, brokering, marketing, making, purchasing, servicing and selling first lien and subordinate lien, closed-end and open-end residential mortgage loans by OBA and the OBA Subsidiaries.

“Mortgage Loan Documents” means the Custodial File and all other documents relating to Mortgage Loans required to document and service the Mortgage Loans in accordance with all Applicable Requirements, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by all Applicable Requirements, credit and closing packages and disclosures.

“Mortgage Loans” means Loans Held for Sale, Serviced Loans, Previously Disposed of Loans, Paid-Off Loans and Portfolio Loans.

“Mortgage Note” means, with respect to a Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Mortgage Loan secured by a mortgage or mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Pool” means a group of mortgage loans that have been pledged, granted or sold to secure or support payments on specific mortgage-backed securities or specific participation certificates, including Collateral Certificates and Collateral Certificate Pools.

“Mortgage Servicing Portfolio” means the portfolio of Mortgage Loans, Collateral Certificates and the Collateral Certificate Pools serviced or to be serviced by OBA or any of its Subsidiaries pursuant to Servicing Agreements.

“Mortgaged Property” means (i) the real property and improvements thereon, (ii) the stock in a residential housing corporation and the lease to the related dwelling unit or (iii) a manufactured home and, as applicable, the real property upon which the home is situated, in each case that secures a Mortgage Note and that is subject to a Mortgage.

“Mortgagor” means the obligor(s) on a Mortgage Note.

“Originator” means, with respect to any Mortgage Loan, the entity or entities that (i) took the relevant Mortgagor’s loan application, (ii) processed the relevant Mortgagor’s loan application and/or (iii) closed and/or funded such Mortgage Loan.

“Paid Off Loan” means a mortgage loan or any other type of loan that, at any time, has been owned and/or serviced (including, without limitation, master servicing and subservicing) by OBA or any of its Subsidiaries (including any predecessor in interest) and has been paid off, foreclosed, or otherwise liquidated.

“Pipeline Loan” means each of those pending applications in process for a mortgage loan, including construction loans, to be secured by a first or subordinate lien on a one- to four-family residential property that has been registered on OBA’s or any OBA Subsidiary’s origination system by the Effective Date (including those Pipeline Loans that are pending with an Originator and that otherwise meet OBA Subsidiary’s acquisition criteria for such Pipeline Loans) and that have not closed as of the Effective Date.

“Portfolio Loan” means a residential mortgage loan or Real Estate Owned, including construction loans, owned by OBA or any OBA Subsidiary which is not a Loan Held for Sale.

“Previously Disposed of Loans” means mortgage loans or any other type of loans or loan servicing rights that, as of any time, OBA, any OBA Subsidiary or any Affiliate of OBA, or any predecessor in interest of OBA, any OBA Subsidiary or any Affiliate of OBA, owned and subsequently sold, transferred or assigned and for which OBA, any OBA Subsidiary or any Affiliate of OBA, retains contingent liability to third parties in accordance with the then current Applicable Requirements, including, without limitation, the obligation to repurchase or indemnify the purchaser pursuant to the applicable loan or servicing purchase agreement.

“Private Investor” means OBA, any of its Subsidiaries or any Person other than the Agencies who owns Mortgage Loans serviced or subserviced by OBA or any of its Subsidiaries pursuant to a Servicing Agreement.

“Real Estate Owned” means any property acquired in the conduct of OBA’s or any OBA Subsidiary’s mortgage servicing activities as a result of foreclosure or any of the methods of satisfaction of indebtedness (whether for OBA’s or an OBA Subsidiary’s own account or on behalf of an Investor or Insurer).

“Recourse” means any arrangement pursuant to which OBA or any OBA Subsidiary bears the risk to an Investor of any part of the ultimate credit losses incurred in connection with a default under or foreclosure of a Previously Disposed of Loan or a Serviced Loan, including liability for an early payment default, other than risk of loss based upon (i) a breach of any of the contractual representations, warranties or covenants or (ii) expenses, such as legal fees, in excess of the reimbursement limits, if any, set forth in the Applicable Requirements.

“Seller and Servicing Guides” means (i) the seller and servicing guides utilized by the Agencies and other Investors pursuant to which OBA, any OBA Subsidiary or any Affiliate of OBA, has sold residential mortgage loans and/or under which OBA or any OBA Subsidiary services residential mortgage loans and (ii) the manuals, guidelines and related employee reference materials utilized by OBA, any OBA Subsidiary or any Affiliate of OBA, to govern its relationships with mortgage brokers, correspondent and wholesale sellers of loans or under which mortgage loans originated directly by OBA, any OBA Subsidiary or any Affiliate of OBA, are made.

“Serviced Loan” means any mortgage loan with respect to which OBA or any of its Subsidiaries owns or provides the Servicing.

“Servicing” means mortgage loan servicing and subservicing rights and obligations including one or more of the following functions (or portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on a mortgage loan, (ii) the collection of payments on account of taxes and insurance, (iii) the remittance of appropriate portions of collected payments, (iv) the provision of full escrow administration, (v) the pursuit of foreclosure and alternate remedies against a related Mortgaged Property, (vi) the administration and liquidation of Real Estate Owned, (vii) the right to receive the Servicing Compensation and any ancillary fees arising from or connected to the Serviced Loans, earnings on and other benefits of related Custodial Accounts and other related accounts maintained by OBA or any OBA Subsidiary pursuant to Applicable Requirements; and (viii) any other obligation related to servicing of mortgage loans required under any Servicing Agreement not otherwise described in the foregoing clauses.

“Servicing Agreements” means all agreements pursuant to which OBA or any OBA Subsidiary provides Servicing in connection with Serviced Loans.

“Servicing Compensation” means any servicing fees and any excess servicing compensation which OBA or any OBA Subsidiary is entitled to receive pursuant to any Servicing Agreement.

“State Agency” means any state agency or other entity with authority to regulate the mortgage-related activities of OBA or any of OBA Subsidiaries or to determine the investment requirements with regard to mortgage loan origination or purchasing performed by OBA or any OBA Subsidiary.

“VA” means the United States Department of Veterans Affairs and any successor thereto.

“VA Loans” means residential mortgage loans that are guaranteed, or are eligible and intended to be guaranteed, by the VA.

3.26 Fiduciary Accounts. OBA and each of the OBA Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To OBA’s knowledge, neither OBA nor any of the OBA Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.27 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. OBA Bank is in material compliance with the Bank Secrecy Act, the United States Foreign Corrupt

Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. OBA Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, OBA Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS. OBA Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as disclosed in the disclosure schedule delivered by FNB to OBA prior to the execution of this Agreement (the “FNB Disclosure Schedule”), FNB hereby represents and warrants to OBA as follows:

4.1 Corporate Organization.

(a) FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified would not have a Material Adverse Effect upon FNB. FNB is duly registered as a bank holding company and is a financial holding company under the BHC Act.

(b) True and complete copies of the articles of incorporation (the “FNB Charter”) and bylaws of FNB (the “FNB Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to OBA.

(c) Each FNB Subsidiary (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the Laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. The deposit accounts of each FNB Subsidiary that it is an insured depository institution are insured by the FDIC through the Federal Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of each Subsidiary of FNB that is a “Significant Subsidiary” (within the meaning of Rule 1-02 of Regulation S-X of the SEC), copies of which have previously been made available to OBA, are true and correct copies of such documents as in effect on the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of February 28, 2014, 165,698,833 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, 110,877 shares were issued and outstanding. As of February 28, 2014, 766,492 shares of FNB Common Stock were held in FNB’s treasury. As of February 28, 2014, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for (i) 13,619,800 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”), and (ii) 1,813,246 shares of FNB Common Stock reserved for issuance pursuant to warrants issued to the Treasury Department (the “FNB Warrants”). All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock reserved for issuance as described in the foregoing clauses (i) – (ii), when issued in accordance with the terms of the stock plans, warrants and other instruments referred to in those clauses, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and the FNB Warrants, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB and no other corporate approvals on the part of FNB are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by FNB and, assuming the due authorization, execution and delivery of this Agreement by OBA, constitutes the valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or, (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any Law applicable to FNB, any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the acquisition of OBA Bank by FNB, the filing of applications and notices, as applicable, with the FDIC, the OCC and any state regulatory authority, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (c) the filing of Articles of Merger with and the acceptance for record by the Department of Assessments and Taxation of the State of Maryland pursuant to the MGCL and the filing of Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity, SRO or other Person are necessary in connection with (i) the execution and delivery by FNB of this Agreement and (ii) the consummation by FNB of the Merger and the other transactions this Agreement contemplates. As of the date of this Agreement, FNB is not aware of any reason why the Requisite Regulatory Approvals will not be received on a timely basis or why any Materially Burdensome Regulatory Condition would be imposed.

4.5 Reports. FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2011 with the applicable Regulatory Agencies and with each other applicable Governmental Entity, including the SEC, and all other reports and statements required to be filed by them since December 31, 2011, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of FNB and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FNB, investigation into the business or operations of FNB or any of its Subsidiaries since December 31, 2011. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FNB or any of its Subsidiaries.

4.6 SEC Reports; Financial Statements.

(a) FNB has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act, under the Exchange Act, or under the securities regulations of the SEC, since December 31, 2011 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “FNB Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any FNB Report has been amended by a subsequently filed FNB Report prior to the date hereof, in which case, as of the date of such amendment, (i) the FNB Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the FNB Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of FNB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the FNB Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of FNB and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the FNB Reports.

(d) The books and records of FNB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. FNB and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. FNB (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to FNB, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FNB by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the FNB Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FNB’s outside auditors and the audit committee of the board of directors of FNB (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect FNB’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal controls over financial reporting.

(e) Since December 31, 2011, (A) neither FNB nor any of its Subsidiaries nor, to the knowledge of FNB, any director, officer, employee, auditor, accountant or representative of FNB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any of its officers, directors, employees or agents to the board of directors of FNB or any committee thereof or to any of FNB’s directors or officers.

4.7 Broker’s Fees. Except as set forth in Section 4.7 of the FNB Disclosure Schedule, neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8 Absence of Certain Changes or Events. Since December 31, 2013, except as publicly disclosed in the Forms 10-K, 10-Q and 8-K comprising the FNB Reports (as defined in Section 4.6(a)) filed prior to the date of this Agreement, (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9 Legal Proceedings.

(a) There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity relating to FNB, any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of its Subsidiaries that has had or is reasonably likely to have, a Material Adverse Effect on FNB.

4.10 Taxes and Tax Returns. Each of FNB and its Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of its Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where FNB or any of its Subsidiaries has not filed Tax Returns such that FNB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. Except as set forth on Section 4.10 of the FNB Disclosure Schedule, neither FNB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was

FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of its Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)”, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, or a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No share of FNB Common Stock is owned by a Subsidiary of FNB. FNB is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. §1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. §1.6011-4(b)(2). OBA has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning on and after January 1, 2009, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of its Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of its Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods, or portions thereof, ending on or before the Closing Date.

4.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meaning:

“FNB Benefit Plan” means any employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of FNB or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by FNB or any of its Subsidiaries or to which FNB or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“FNB Employment Agreement” means a contract, offer letter or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(a) Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all FNB Benefit Plans and all FNB Employment Agreements.

(b) With respect to each FNB Benefit Plan, FNB has delivered or made available to OBA, as applicable, a true, correct and complete copy of: (i) each writing constituting a part of such FNB Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report for each applicable FNB Benefit Plan, if any, (v) the most recent actuarial report, if any, and (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. FNB has delivered or made available to OBA a true, correct and complete copy of each FNB Employment Agreement.

(c) All contributions required to be made to any FNB Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FNB Benefit Plan, for the period six years prior to and through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each FNB Benefit Plan, FNB and its Subsidiaries have complied, and are in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such FNB Benefit Plans, including, without limitation, Code Section 409A. Each FNB Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a FNB Benefit Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each FNB Qualified Plan and the related trust which has not been revoked, or FNB is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any FNB Qualified Plan or the related trust. To the knowledge of FNB, none of FNB and its Subsidiaries nor any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject FNB, any of its Subsidiaries or any Person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) No FNB Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code has failed to satisfy the minimum funding standards contained in Section 302 of ERISA and Section 412 of the Code. With respect to such FNB Benefit Plans, except as would not have, individually or in the aggregate, a Material Adverse Effect: (i) the fair market value of the assets of such FNB Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such FNB Benefit Plan, whether or not vested, on a termination basis, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by FNB or any of its Subsidiaries and (v) the PBGC has not instituted proceedings to terminate any such FNB Benefit Plan and, to FNB’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Benefit Plan.

(f) (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans or the FNB Employment Agreements. Without limiting the generality of the foregoing, neither FNB nor any of its Subsidiaries, nor, to FNB’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Other than as set forth in Section 4.11(g) of the FNB Disclosure Schedule, FNB and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to FNB and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of FNB or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) No labor organization or group of employees of FNB or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of FNB and its Subsidiaries is in material compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.12 Compliance with Applicable Law. FNB and each of its Subsidiaries are not in default in any material respect under any Laws applicable to FNB or any of its Subsidiaries, including the Equal Credit Opportunity Act, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB. FNB and each of the FNB Subsidiaries has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (a) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (c) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.14 Agreements with Regulatory Agencies. Neither FNB nor any of its Subsidiaries is subject to any cease-and-desist or other order or action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive, or has been since December 31, 2010, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since December 31, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, a “FNB Regulatory Agreement”), nor has FNB or any of its Subsidiaries been advised since December 31, 2010 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FNB Regulatory Agreement. Each bank Subsidiary of FNB has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

4.15 Undisclosed Liabilities. Neither FNB nor any of its Subsidiaries has, and since December 31, 2013, neither FNB nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities fully accrued or reserved against in the audited consolidated balance sheet of FNB and its Subsidiaries as of December 31, 2013 included in the FNB Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013, (iii) liabilities and obligations that are not material to FNB and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

4.16 Environmental Liability. To FNB’s knowledge, (i) FNB and its Subsidiaries are in material compliance with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that would reasonably be expected to result in a material Environmental Liability for FNB or its Subsidiaries, (iii) no Contamination exists at any real property owned by a third party and currently leased by FNB or the FNB Subsidiaries that would reasonably be expected to result in a material Environmental Liability for FNB or its Subsidiaries, (iv) neither FNB nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (v) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be expected to result in a material Environmental Liability of FNB or its Subsidiaries and (vi) FNB has listed in Section 4.16 of the FNB Disclosure Schedule and made available to OBA copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or leased property of FNB which were prepared in the last five years.

4.17 Reorganization. As of the date of this Agreement, FNB is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18 Loans; Nonperforming and Classified Assets.

(a) Each Loan on the books and records of FNB and its Subsidiaries (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured by valid liens and security interests which have been perfected in accordance with all applicable Laws and, (iv) to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) FNB has set forth in Section 4.18 of the FNB Disclosure Schedule as to FNB and each FNB Subsidiary as of the latest practicable date prior to the date of this Agreement: (i) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (ii) each loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable Regulatory Agency, (iii) a listing of OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof, and (iv) each loan agreement, note or borrowing arrangement, including without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate.

4.19 Fiduciary Accounts. FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To FNB’s knowledge, neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.20 Allowance for Loan Losses. At the date of this Agreement, FNB Bank’s allowance for loan losses is sufficient for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP.

4.21 Ownership of OBA Shares. As of the date hereof, neither FNB, nor, to the knowledge of FNB, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any shares of OBA Common Stock, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of OBA Common Stock. None of FNB or its Subsidiaries is now, nor at any time within the last three years has been, an “interested shareholder” or an affiliate of an interested stockholder, as such terms are defined in Section 3-601 of the MGCL.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of FNB and OBA shall, and shall cause each of their respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its covenants and agreements under this Agreement or to consummate the transactions this Agreement contemplates.

(b) OBA agrees that between the date of this Agreement and the Effective Time: (i) the materials to be presented at the meetings of the Loan Committee of OBA Bank’s Board of Directors shall be provided to a designated representative of FNB at the same time such materials are provided to the Loan Committee of OBA Bank’s Board of Directors; (ii) OBA shall provide the minutes of each such meeting to the designated FNB representative promptly after such meeting, (iii) OBA shall prepare and furnish to FNB at least quarterly an update of the reserves and other allowances for loan losses reflected in OBA’s financial statements included in the OBA Reports as of and for the year ended June 30, 2013 and for the six months ended December 31, 2013; (iv) OBA shall promptly notify FNB if OBA or any OBA Subsidiary has been notified by any state or federal bank regulatory agency that its reserves are inadequate or that its practices for establishing its reserves or in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction over OBA or any OBA Subsidiary or OBA’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of OBA; and (v) OBA shall prepare and furnish to FNB at least monthly an updated list of all extensions of credit and OREO that have been classified by any federal or state bank regulatory agency or by OBA or any OBA Subsidiary as other loans specifically mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. FNB reserves the right to observe the loan approval process by the Board of Directors of OBA Bank or any loan committee of OBA or OBA Bank.

(c) Upon request of FNB, OBA shall furnish to FNB such information as FNB may request regarding any loans, loan relationships and commitments of OBA Bank entered into after the date hereof in which the amount involved is equal to or greater than (i) $1,000,000 on a secured basis and (ii) $250,000 on an unsecured basis.

5.2 OBA Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, OBA shall not, and shall not permit any of the OBA Subsidiaries to, without the prior written or electronic consent of FNB:

(a) (i) other than dividends and distributions by a direct or indirect Subsidiary of OBA to OBA or any direct or indirect wholly owned Subsidiary of OBA, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of OBA Stock Options that are outstanding or are required by an existing contract, plan, arrangement or policy, as of the date of this Agreement in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of OBA or any of the OBA Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the settlement of any OBA Share Awards or the exercise of any OBA Stock Option;

(b) grant any stock options, restricted stock awards, performance stock awards, restricted stock units or other equity or equity-based awards with respect to shares of OBA Common Stock under any of the OBA Stock Plans, or otherwise, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of shares of OBA Common Stock upon the exercise of OBA Stock Options;

(c) except as set forth in OBA Disclosure Schedule Section 5.2(c), amend the OBA Charter, OBA Bylaws or other comparable organizational documents of any of the OBA Subsidiaries;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except inventory or other similar assets (A) in the ordinary course of business consistent with past practice and (B) that do not exceed $100,000 in the aggregate, or (ii) open, acquire, close or sell any branches;

(e) (i) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than transactions (A) in the ordinary course of business consistent with past practice and (B) that do not exceed $100,000 in the aggregate, or (ii) sell, transfer or otherwise dispose of all or any portion or interest in any loan having an original principal value of more than $250,000, other than loans sold in the secondary market in the ordinary course of business;

(f) (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than OBA or any OBA Subsidiary, except for (A) borrowings having a maturity of not more than 30 days (90 days for repurchase agreements) under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of OBA or any of the OBA Subsidiaries or successors from terminating or pre-paying such facilities, and (5) do not contain financial terms less advantageous than existing credit facilities, and (C) ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice, or (ii) make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries;

(g) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in Tax law requirements, changes in GAAP or regulatory accounting principles or as required by OBA’s independent auditors or its Regulatory Agencies;

(h) change in any material respect its underwriting, operating, investment or risk management or other similar policies, procedures or practices of OBA or any of the OBA Subsidiaries except as required by applicable law or policies imposed by any Regulatory Agency or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) terminate or waive any material provision of any material agreement, contract or obligation or enter into or renew any agreement or other binding obligation of OBA or any of the OBA Subsidiaries, including but not limited to, any bank owned life insurance policies;

(k) incur any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which OBA directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Agency or Governmental Entity in respect of the operations of its or its Subsidiaries’ businesses, except as required by applicable Law based upon the advice of OBA’s legal advisors;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $50,000 individually or $100,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation, or customers without the prior approval of FNB (which approval will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions this Agreement contemplates;

(p) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(q) take any action that would be reasonably expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r) take any action that is intended or is reasonably likely to result in any of the representations or warranties of OBA set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(s) (i) make, renew or otherwise modify any Loan to any Person if the Loan is an existing credit on the books of OBA and classified as “doubtful” or “loss” or such Loan is in an amount in excess of $150,000 and classified as “substandard” or “special mention”, or (ii) make, renew or otherwise modify any Loan or Loans if immediately after making an unsecured Loan or Loans, such Person would be indebted to OBA Bank in an aggregate amount in excess of $200,000 on an unsecured basis or an under secured basis (i.e., the fair market value of the collateral securing such Loan and any replacements thereof is less than the principal value of such Loan and any replacements thereof), or (iii) make any fully secured Loan or Loans to any Person, except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to OBA Bank in an aggregate amount in excess of $1,500,000, or (iv) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $750,000, or (v) make, renew or otherwise modify any Loan for the construction of infrastructure or related improvements or any other land or land development-type loan with a principal balance in excess of $500,000, or (vi) in any event if such Loan does not conform with OBA Bank’s written lending policies if, in the case of any of the foregoing types of Loans described in (i) through (vi), FNB shall object thereto within three business days after receipt of OBA’s notice of such a proposed Loan, it being understood that the failure to provide a written objection within three business days after receipt of notice of such proposed Loan from OBA Bank shall be deemed as the approval of FNB to make such Loan or Loans;

(t) acquire any new loan participation or loan servicing rights;

(u) originate, participate or purchase any new Loan (including, without limitation, lines of credit and letters of credit) that is (i) serviced by a third party or (ii) outside of (A) Montgomery, Howard and Anne Arundel Counties, Maryland, (B) the counties contiguous to Montgomery, Howard and Anne Arundel Counties, Maryland, (C) Baltimore City, Maryland, and (D) Washington, D.C.;

(v) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of OBA or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, except:

(i) merit increases for those employees of OBA and its Subsidiaries who would normally be eligible for a merit increase during the period commencing on the date hereof through the Closing Date according to OBA’s customary and normal practices not to exceed, in the aggregate, a budget pool of 3.0% of their total base salary compensation;

(ii) bonuses payable in accordance with OBA’s short-term incentive plan and accrued in accordance with OBA’s customary and normal practices, but in no event to exceed $215,000 in the aggregate for the fiscal year ending June 30, 2014, which may be paid upon the earlier to occur of July 31, 2014, or the consummation of the Merger;

(iii) changes that are required by applicable Law or are advisable in order to comply with Section 409A of the Code, upon prior written notice to FNB;

(iv) retention bonuses to such persons and in such amounts as are mutually agreed by FNB and OBA;

(v) the making of required contributions under the OBA Bank 401(k) Plan (the “401(k) Plan”) as in existence on the date of this Agreement;

(vi) the making of annual contributions under the ESOP, not to exceed the annual contributions being made to amortize any outstanding ESOP Loans in accordance with the payment schedule as in effect as of December 31, 2013; and

(vii) the renewal of those OBA Employment Agreements (including, for purposes of clarity, Change-in-Control Agreements) identified on Section 5.2(v)(vii) of the OBA Disclosure Schedule; and

(viii) the vesting of stock awards and stock options pursuant to awards and grants that have already been made as of the date of this Agreement, and in accordance with the vesting schedules established at the date of grant.

(w) Hire any person as an employee of OBA or any of the OBA Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement and described in Section 5.2(w) of the OBA Disclosure Schedule or (ii) to fill any vacancies existing as of the date of this Agreement and described in Section 5.2(w) of the OBA Disclosure Schedule or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of OBA or a OBA Subsidiary of OBA, as applicable, provided, however, that such total salary and incentive compensation for any one employee may not exceed $60,000;

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by any provision of this Section 5.2;

(y) engage in any new loan transaction with an officer or director or related party, it being acknowledged and agreed by OBA that each such loan transaction that OBA presents to FNB for approval pursuant to this Section 5.2(y) shall be required to comply with Regulation O (as interpreted and enforced by the OCC);

(z) purchase any equity securities (other than required investments in Federal Home Loan Bank stock) or purchase any debt securities other than debt securities (i)(A) with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services, and (B) having a duration not exceeding two (2) years, or (ii) as may be required to maintain compliance with the Qualified Thrift Lender test; or

(aa) convert the data processing and related information and/or accounting systems of OBA or any of its Subsidiaries before the earlier of (i) the consummation of the Merger or (ii) the termination of this Agreement in accordance with its terms; or

(bb) except as otherwise set forth in this Agreement, except for agreements, arrangements or commitments entered into as a result of the transactions this Agreement contemplates, and except as provided for in a business plan, budget or similar plan delivered to FNB prior to the date of this Agreement, OBA and its Subsidiaries shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than (i) pledges of, or liens on, assets to secure government deposits, advances made to OBA by the Federal Home Loan Bank Board or the Federal Reserve Board, the payment of taxes, assessments, or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices, or the collection and/or processing of checks, drafts of letters of credit consistent with customary banking practices or the exercise of trust powers, (ii) sales of assets received in satisfaction of debts previously contracted in the ordinary course of its banking business or (iii) issuances of Loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by OBA or an OBA Subsidiary or repurchase agreements made, in each case, in the ordinary course of banking business.

5.3 FNB Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of OBA:

(a) amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to OBA or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(c) take any action that is intended or is reasonably likely to result in any of the representations or warranties of FNB set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the transactions this Agreement contemplates;

(e) take any action that would be reasonably expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

5.4 Voting Agreements. OBA shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “B” (the “Voting Agreement”), from each member of the OBA Board of Directors.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) FNB agrees to prepare and file, as soon as practicable, the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Proxy Statement and prospectus and other proxy solicitation materials of OBA constituting a part thereof and all related documents. OBA shall prepare and furnish to FNB such information relating to it and its Subsidiaries, directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents. OBA and its legal, financial and accounting advisors shall have the right to review in advance and approve, which approval shall not be unreasonably withheld, such Registration Statement prior to its filing. OBA agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. As long as OBA has cooperated as described above, FNB agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of OBA and FNB agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, OBA shall promptly mail at its expense the Proxy Statement to its shareholders.

(b) Each of OBA and FNB agrees that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of OBA and FNB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of OBA and FNB further agree that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of OBA.

(c) FNB agrees to advise OBA, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this

Agreement contemplates, including the Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. OBA and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to OBA or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties, Regulatory Agencies or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on FNB, including the Surviving Company, after giving effect to the Merger, after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, OBA agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of OBA and FNB following consummation of the Merger.

(e) Each of FNB and OBA shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, OBA or any of their respective Subsidiaries to any Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Each of FNB and OBA shall promptly provide each other with any written communications received from any Regulatory Agency or Governmental Entity with respect to the transactions contemplated by this Agreement and will promptly advise the other upon receiving any oral communication with respect to the transactions contemplated by this Agreement from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 7.1(c)) will not be obtained or that the receipt of any such approval may be materially delayed.

(g) OBA and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of the SEC, the Federal Reserve Board, the FDIC, the OCC, the NYSE or NASDAQ. In addition, the Chief Executive Officers of OBA and FNB shall be permitted to respond to appropriate questions about the Merger from the press. OBA and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of OBA and FNB shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause their respective Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. OBA shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable Law. Neither OBA nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client privilege of such party or its Subsidiaries, (ii) contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, (iii) violate the contractual or statutory rights of a party’s customers, (iv) relate to matters involving this Agreement (except such disclosures or access that is otherwise required by this Agreement), or (v) relate to matters concerning an Acquisition Proposal (except as otherwise required by this Agreement). The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between OBA and FNB (the “Confidentiality Agreements”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 OBA Shareholder Approval. OBA shall call a meeting of its shareholders for the purpose of obtaining the shareholder approval specified in Section 3.3(a) which is required in connection with this Agreement and the Merger (the “OBA Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective, giving a reasonable amount of time for printing and mailing. Subject to Section 6.11, the Board of Directors of OBA shall recommend that the shareholders of OBA approve and adopt this Agreement, and approve the

Merger and the other transactions this Agreement contemplates, and shall include such recommendation in the Proxy Statement (the “OBA Recommendation”). Without limiting the generality of the foregoing, OBA’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to OBA of any Acquisition Proposal, as defined in Section 6.11(e)(i).

6.4 Commercially Reasonable Efforts; Cooperation. Each of OBA and FNB agrees to exercise good faith and use its commercially reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5 NYSE Approval. FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Benefit Plans.

(a) As soon as administratively practicable after the Effective Time, FNB shall take all reasonable action so that employees of OBA and the OBA Subsidiaries shall be entitled to participate in each FNB Benefit Plan of general applicability with the exception of FNB’s defined benefit pension plan and any other plan frozen to new participants (collectively, the “FNB Eligible Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of OBA and the OBA Subsidiaries in the FNB Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding OBA Benefit Plans until such employees are permitted to participate in the FNB Eligible Plans so that there is no gap in coverage under any medical, dental, life, disability or other welfare plan or program and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of OBA under any discretionary equity compensation plan of FNB or to provide the same level of (or any) employer contributions or other benefit subsidies as OBA or the OBA Subsidiaries have provided. FNB shall cause each FNB Eligible Plan in which employees of OBA and the OBA Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the FNB Eligible Plans, the service of such employees with OBA and the OBA Subsidiaries to the same extent as such service was credited for such purpose by OBA or the OBA Subsidiaries, and, solely for purposes of FNB’s vacation programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those OBA Benefit Plans that correspond to FNB Eligible Plans until employees of OBA and the OBA Subsidiaries are included in such FNB Eligible Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of the OBA Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

At and following the Effective Time, and except as otherwise provided in Section 6.6(e), or as agreed to be amended, revised or superseded by the affected parties, FNB shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of OBA and the OBA Subsidiaries and current and former directors of OBA and the OBA Subsidiaries existing as of the Effective Date under any OBA Benefit Plan. Any years of service recognized for purposes of this Section 6.6(a) will be taken into account under the terms of any generally applicable severance policy of FNB or its Subsidiaries.

(b) At such time as employees of OBA and the OBA Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, FNB shall use its best efforts, to the extent reasonably practicable and available from its insurers, to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of FNB, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous OBA Benefit Plan prior to the Effective Time, and (iii) cause its insurance providers to honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees of OBA and their covered dependents during the portion of the plan year prior to entering the applicable FNB insurance plan. Persons who were employed by OBA and the OBA Subsidiaries and who were entitled to continue health coverage under COBRA or any similar state law shall continue to be entitled to COBRA coverage and coverage under similar state law under the OBA and the OBA Subsidiaries insurance plans and, in the event of a termination of such plans, FNB shall continue to provide COBRA coverage.

(c) OBA shall adopt such Board resolutions and take such other action as FNB may reasonably request to cause the 401(k) Plan to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the 401(k) Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, FNB shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the 401(k) Plan as of the Plan Termination Date will not adversely affect the plan’s qualified status. FNB shall use its reasonable best efforts to obtain such favorable determination letter; including, but not limited to, adopting such amendments to the 401(k) Plan as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the 401(k) Plan upon its termination, the account balances in the 401(k) Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, except that 401(k) Plan participants whose employment is terminated by FNB may elect to receive their 401(k) Plan account balance prior to the receipt of the IRS determination letter but following their termination of employment. The Surviving Company shall take all other actions necessary to complete the termination of the 401(k) Plan, including filing a Final Form 5500, that arise after the Effective Time. FNB agrees, to the extent permitted by applicable Law, to permit 401(k) Plan participants who become employees of FNB or its Subsidiaries to roll over their account balances in the 401(k) Plan and loans from the 401(k) Plan to the F.N.B. Corporation Progress Savings 401(k) Plan. Notwithstanding anything in Section 6.6(a) to the contrary, employees of OBA or any OBA Subsidiary who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the F.N.B. Corporation Progress Savings 401(k) Plan.

(d) OBA and OBA Bank shall, effective no later than immediately prior to, and contingent upon the Closing, adopt such necessary resolutions and or amendments to the ESOP, the ESOP trust or the ESOP Loan documents (and take any other required action) to (i) direct the ESOP trustee(s) to sell or otherwise dispose of shares of OBA Common Stock held in the ESOP’s Unallocated Stock Fund (as defined in the ESOP) and use the proceeds of such sale to repay any outstanding ESOP Loans, (ii) provide for treatment of the shares of OBA Common Stock held in the ESOP trust in accordance with Section 1.4(a) of this Agreement, (iii) terminate the ESOP in accordance with its terms and the provisions of this Section 6.6(d), effective as of the Effective Time, and (iv) provide that no new participants shall be admitted to the ESOP after the Closing. The accounts of all participants and beneficiaries in the ESOP as of the Effective Time shall become fully vested as of the Effective Time. Any unallocated shares of OBA Common Stock held in the ESOP after repayment of the ESOP Loans shall be converted into Merger Consideration and shall be allocated as earnings to the accounts of ESOP participants who have account balances in the ESOP as of the Effective Time based on their account balances under the ESOP as of the Effective Time. As soon as practicable after the execution of this Agreement, FNB shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, except that, ESOP participants whose employment is terminated by FNB may elect to receive their ESOP account balance prior to the receipt of the IRS determination letter but following their termination of employment. FNB agrees to permit ESOP participants who become employees of FNB or its Subsidiaries to roll over their account balances in the ESOP to the F.N.B. Corporation Progress Savings 401(k) Plan.

(e) Immediately prior to the Effective Time, except as otherwise provided in Sections 6.6(c) and (d), OBA shall, at the written request of FNB freeze or terminate each other OBA Benefit Plan as is requested by FNB.

(f) Each person who is an employee of OBA or any of the OBA Subsidiaries as of the Closing Date and who is terminated by FNB for a reason other than cause within twelve (12) months subsequent to the Closing Date or is not offered employment with FNB as of the Effective Time, excluding those employees who are entitled to benefits under change of control arrangements, shall be entitled to severance benefits as provided in Section 6.6(f) of the FNB Disclosure Schedule.

(g) FNB agrees to assume and honor all OBA Employment Agreements (including change in control agreements) that OBA or any of the OBA Subsidiaries have with its current and former employees and which have been identified in OBA Disclosure Schedule 3.11(a), except to the extent any such agreements shall be amended, revised or superseded with the written consent of the affected parties. Prior to the execution of this Agreement, FNB shall provide an Executive Compensation Proposal to each of those individuals named in OBA Disclosure Schedule 6.6(g) whose agreements are amended, revised or superseded, which shall set forth the method in which his or her rights under the specified agreements will be amended, revised or superseded in the event such individuals are entitled to payment or benefits. FNB shall make the payments required under the OBA Employment Agreements (including change in control agreements), as amended, revised or superseded.

(h) FNB shall take all actions necessary to maintain the OBA Stock Plan, including filing a Registration Statement on Form S-8 with the SEC within fifteen (15) days after the Effective Time and maintain its effectiveness on an ongoing basis.

(i) OBA shall take such action, and provide any required notices, as may be necessary or appropriate to cause any Person presently serving as a trustee or administrator to any OBA Benefit Plan to be removed effective as of the Effective Time and to appoint First National Trust Company, or such other FNB Subsidiary or committee as FNB shall specify, to serve as successor trustee or administrator to such removed individual trustees or administrators effective as of the Effective Time.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of OBA or any of the OBA Subsidiaries or who is or was serving at the request of OBA or any of the OBA Subsidiaries as a director, officer, trustee, agent, employee, member or otherwise of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of OBA or any of the OBA Subsidiaries or was serving at the request of OBA or any of the OBA Subsidiaries as a director, officer, trustee, agent, employee, member or otherwise of another Person or in any capacity with respect to any OBA Benefit Plan, or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against such Claim and respond thereto. From the Effective Time, but subject to subsection (b) below, FNB shall, and shall cause the Surviving Company to, indemnify and hold harmless, as and to the fullest extent currently provided under applicable Law, the OBA Charter and the OBA Bylaws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, incurred in advance of the final disposition of any Claim upon receipt of any undertaking required by applicable Law, and judgments, fines and amounts paid in settlement in connection with any such threatened or actual Claim.

(b) FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided under Section 6.7(a), shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that any determination required to be made with respect to whether an Indemnified

Party’s conduct complies with the standards set forth under the MGCL, the OBA Charter or the OBA Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Party and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7 shall impair any rights or obligations of any current or former director or officer of OBA or its Subsidiaries, including pursuant to the respective organizational documents of OBA, or its Subsidiaries, under the MGCL or otherwise. Any person to whom expenses are advanced shall provide an undertaking, if required by applicable Law, to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(c) Prior to the Effective Time, FNB shall obtain at the expense of OBA, and FNB shall maintain for a period of six years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies covering the Indemnified Parties who as of the Effective Time are covered by OBA’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, provided that these policies must be of at least the same coverage amounts and contain coverage terms and conditions that are not less advantageous than such policies of OBA. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers selected by FNB that have an insurer financial strength rating by A.M. Best Co. of at least “A”, which policies provide the Indemnified Parties with coverage, from the Effective Time to the sixth anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to the Indemnified Parties than OBA’s directors’ and officers’ liability insurance or fiduciary liability insurance policies existing immediately prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, then FNB shall maintain such policies in full force and effect and continue the obligations thereunder. However, in no event shall FNB be required to expend for any one year an amount in excess of 150% of the annual premium currently paid by OBA for such insurance (the “Insurance Amount”), and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its commercially reasonable best efforts to obtain policies containing coverage amounts, terms and conditions that are the most advantageous as is available for the maximum Insurance Amount.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If FNB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of FNB shall assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of OBA, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9 Advice of Changes. Each of FNB and OBA shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Amendment of Bank Charter. Prior to the Closing Date, the Board of Directors of OBA Bank and OBA, in its capacity as the sole shareholder of OBA Bank, shall take all such actions and make all such regulatory filings as may be necessary or desirable to remove Section 8.A from the charter of OBA Bank.

6.11 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, OBA will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “OBA Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal, as defined in Section 6.11(e)(i), or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to OBA or any of the OBA Subsidiaries or afford access to the business, properties, assets, books or records of OBA or any of the OBA Subsidiaries, to otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, OBA and its Board of Directors shall be permitted: (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of OBA shall not withdraw or modify in a manner adverse to FNB the OBA Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, and afford access to the business, properties, assets, books and records of OBA or any of the OBA Subsidiaries, any third party in response to a Superior Proposal, as defined in Section 6.11(e)(ii), by any such third party, if and only to the extent that (x) OBA’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would be reasonably expected to result in a breach of their fiduciary duties under applicable Law, (y) prior to providing any information or data to any third party in connection with a Superior Proposal by any such third party, OBA’s Board of Directors receives from such third party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to OBA than those contained in the Confidentiality Agreements between OBA and FNB, a copy of which executed confidentiality agreement shall have been provided to FNB for informational purposes, and (z) at least 48 hours prior to providing any information or data to any third party or entering into discussions or negotiations with any third party, OBA promptly notifies FNB in writing of the name of such third party and the material terms and conditions of any such Superior Proposal, and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the OBA Recommendation (the “Change in OBA Recommendation”) if OBA’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would reasonably be expected to breach their fiduciary duties under applicable Law. Notwithstanding any Change in OBA Recommendation, this Agreement shall be submitted to the shareholders of OBA at the OBA Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve OBA of such obligation; provided, however, that if the Board of Directors of OBA shall have effected a Change in OBA Recommendation, then the Board of Directors of OBA may submit this Agreement to OBA’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Board of Directors of OBA may communicate the basis for its lack of a recommendation to OBA’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. In addition to the foregoing, OBA shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement.

(c) OBA will promptly, and in any event within 24 hours, notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(d) OBA agrees that it will, and will cause the OBA Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. OBA or its Representatives shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of OBA to promptly return or destroy (which destruction shall be certified in writing by such Person to OBA) all information, documents and materials relating to an Acquisition Proposal or to OBA or its businesses, operations or affairs heretofore furnished by OBA or any of its Representatives to such Person or any of such Person’s Representatives in accordance with the terms of any confidentiality agreement with such Person, and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of such Person’s Representatives.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing by or from any Person relating to any (A) direct or indirect acquisition or purchase of a business that constitutes a substantial, i.e., 20% or more, portion of the net revenues, net income or net assets of OBA and the OBA Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of shares of OBA Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 10% or more of OBA Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 10% or more of OBA Common Stock after the date of this Agreement, or the direct or indirect acquisition or purchase of 5% or more of OBA Common Stock after the date of this Agreement by a Person who on the date of this Agreement owns 10% or more of OBA Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of OBA or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving OBA other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of OBA Common Stock then outstanding or all or substantially all of OBA’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of OBA in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of OBA in its good faith judgment believes to be more favorable to OBA than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of OBA and (C) is reasonably capable of being completed.

(iii) For purposes of this Section 6.11, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its Affiliates.

(f) If a Payment Event, as defined in Section 6.11(g), occurs, OBA shall pay to FNB by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $3.75 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, OBA shall have no obligation to pay FNB’s expenses under Section 9.3(b).

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(f);

(ii) the termination of this Agreement by OBA pursuant to Section 8.1(g);

(iii) the termination of this Agreement pursuant to any other Section following the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of OBA Common Stock and OBA shall not have recommended rejection of such tender offer or exchange offer within 10 business days after the commencement of such tender offer or exchange offer;

(iv) the occurrence of any of the following events within 12 months of the termination of this Agreement by FNB pursuant to Section 8.1(b)(i) or 8.1(c) or by either FNB or OBA pursuant to Section 8.1(e), in each case provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn prior to such termination: (A) OBA enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the assets of OBA and the OBA Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of OBA Common Stock.

(h) OBA acknowledges that the agreements contained in this Section 6.11 are an integral part of the transactions contemplated in this Agreement and that without these agreements FNB would not enter into this Agreement. Accordingly, in the event OBA fails to pay to FNB the Break-up Fee promptly when due, OBA shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred by FNB in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12 Transition. Commencing on the date of this Agreement, FNB and OBA shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration, from and after the Closing, of OBA and the OBA Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB control over the management or policies of OBA or any of the OBA Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of OBA and the OBA Subsidiaries in the ordinary course of business and applicable Law, OBA shall cause the employees and officers of OBA and the OBA Subsidiaries, including OBA Bank, to cooperate with FNB in performing tasks reasonably required in connection with such integration.

6.13 Tax Representation Letters. Officers of FNB and OBA shall execute and deliver to Reed Smith LLP, tax counsel to FNB, and Luse Gorman Pomerenk & Schick, P.C., tax counsel to OBA, tax representation letters or certificates of officers (“Tax Representation Letters”) substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(d) and Section 7.3(d) of this Agreement.

6.14 Rule 16b-3. FNB and OBA shall take all steps as may be necessary or appropriate to cause the transactions contemplated by Article 1 and any other dispositions of equity securities of OBA (including derivative securities) or acquisitions of equity securities of FNB in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by the requisite affirmative vote of the holders of OBA Common Stock specified in Section 3.3(a).

(b) NYSE Listing. The shares of FNB Common Stock to be issued to the holders of OBA Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance, provided FNB shall have used its reasonable best efforts to cause such authorization of listing on the NYSE.

(c) Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the transactions this Agreement contemplates, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals.”

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions this Agreement contemplates shall be in effect, provided FNB and OBA shall have used their reasonable best efforts to have removed, lifted or resolved such legal restraint or prohibition. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligation of FNB to Effect the Merger. The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable Law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of OBA set forth in this Agreement (other than the representations and warranties in Sections 3.1(a), 3.1(c), 3.2(a), 3.3(a), 3.3(b)(i), 3.7 and 3.8) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on OBA (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of OBA set forth in Sections 3.1(a), 3.1(c), 3.3(a), 3.3(b)(i), 3.7 and 3.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of OBA set forth in Section 3.2(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for inaccuracies that are de minimis.

(b) Performance of Obligations of OBA. OBA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Amendment of Bank Charter. The charter of OBA Bank shall have been amended as required by Section 6.10 hereof and the resolutions authorizing and adopting such amendment have not been further amended, supplemented or otherwise modified since their adoption by the Board of Directors and sole shareholder of OBA Bank and remain in full force and effect.

(d) Officer’s Certificate of OBA. FNB shall have received a certificate signed on behalf of OBA by the Chief Executive Officer or the Chief Financial Officer of OBA certifying as to the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c).

(e) Federal Tax Opinion. FNB shall have received the opinion of its counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in Tax Representation Letters executed by officers of OBA and FNB.

(f) No Materially Burdensome Regulatory Condition. None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

7.3 Conditions to Obligation of OBA to Effect the Merger. The obligation of OBA to effect the Merger is also subject to the satisfaction or waiver by OBA, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of FNB set forth in this Agreement (other than the representations and warranties in Sections 4.1(a), 4.1(c), 4.2(a), 4.3(a), 4.3(b)(i), 4.7 and 4.8) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on FNB (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of FNB set forth in Sections 4.1(a), 4.1(c), 4.3(a), 4.3(b)(i), 4.7 and 4.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of FNB set forth in Section 4.2(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for inaccuracies that are de minimis.

(b) Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate of FNB. OBA shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB certifying as to the matters set forth in Sections 7.3(a) and 7.3(b).

(d) Federal Tax Opinion. OBA shall have received the opinion of its counsel, Luse Gorman Pomerenk & Schick, P.C., in form and substance reasonably satisfactory to OBA, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon Tax Representation Letters executed by officers of OBA and FNB.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Date, and the Merger may be abandoned:

(a) Mutual Consent. By the mutual consent in writing of FNB and OBA if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach.

(i) By FNB, if (A) any of the representations and warranties of OBA contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) OBA shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.2(b) would not be satisfied, in either case other than as a result of a material breach by FNB of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after OBA has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond February 28, 2015.

(ii) By OBA, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.3(b) would not be satisfied, in either case other than as a result of a material breach by OBA of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after FNB has received written notice from OBA of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond February 28, 2015.

(c) Delay. By FNB or OBA, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Time on February 28, 2015, unless the failure of the Merger to be consummated by such date shall have been due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

(d) No Regulatory Approval. By FNB or OBA, if its Board of Directors so determines, in the event the approval of any Governmental Entity required for consummation of the Merger this Agreement contemplates shall have been denied by final nonappealable action of such Governmental Entity or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement.

(e) No OBA Shareholder Approval. By FNB, or by OBA provided that OBA shall not be in material breach of any of its obligations under Section 6.3, if any approval of the shareholders of OBA this Agreement contemplates shall not have been obtained by reason of the failure to obtain the required vote at the OBA Shareholders Meeting or at any adjournment or postponement thereof.

(f) Failure to Recommend. At any time prior to the OBA Shareholders Meeting, by FNB if (i) OBA shall have breached Section 6.11(a) – (d) in any respect materially adverse to FNB, (ii) the OBA Board of Directors shall have failed to make the OBA Recommendation or shall have effected a Change in OBA Recommendation, (iii) the OBA Board shall have approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of) an Acquisition Proposal, or (iv) OBA shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the OBA Shareholders Meeting.

(g) Superior Proposal. At any time prior to the date of the OBA Shareholders Meeting, by OBA in order to enter concurrently into an Acquisition Proposal that has been received by OBA and the OBA Board of Directors in compliance with Sections 6.11(a) and (b) and that OBA’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by OBA pursuant to this Section 8.1(g) only after the fifth business day following OBA’s provision of written notice to FNB advising FNB that the OBA Board of Directors is prepared to accept a Superior Proposal, it being agreed that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(g) and only if (i) during such five-business day period, OBA has caused its financial and legal advisors to negotiate with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) OBA’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB, and further provided that such termination shall not be effective until OBA has paid the Break-up Fee provided by Section 6.11(f) to FNB.

8.2 Effect of Termination. In the event of termination of this Agreement by either FNB or OBA as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.1(g), 6.2(b), 6.11(f)-(h), 8.2, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its willful breach of any of the provisions of this Agreement.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with Merger by the shareholders of OBA; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of OBA, there may not be, without further approval of the OBA shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of OBA, there may not be, without further approval of the OBA shareholders, any extension or waiver of this Agreement or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of OBA Common Stock under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at a time and on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver, subject to applicable law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied or waived at the Closing, unless extended by mutual written agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed, in whole or in part, after the Effective Time.

9.3 Expenses.

(a) Each party to this Agreement will bear all expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally between OBA and FNB, and provided further that nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

(b)	In the event that this Agreement is terminated by:

(i)	FNB pursuant to Section 8.1(b)(i); or

(ii)	OBA pursuant to Section 8.1(b)(ii).

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $500,000, including without limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a)	if to OBA, to:

OBA Financial Services, Inc.

20300 Seneca Meadows Parkway

Germantown, MD 20876

Attention:	Charles E. Weller, President and Chief Executive Officer
Facsimile:	(301) 528-3512

with a copy to:

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, NW

Washington, D.C. 20015

Attention:	Eric Luse, Esq.
Ned Quint, Esq.
Facsimile:	(202) 362-2902

(b)	if to FNB, to:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Attention:	Vincent J. Delie, Jr., President and Chief Executive Officer
Facsimile:	(724) 983-3515

with a copy to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention:	Gary R. Walker, Esq.
Facsimile:	(412) 288-3063

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The OBA Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of this Disclosure Schedule shall be deemed disclosed for purposes of any other section of this Disclosure Schedule, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. In this Agreement, “knowledge” or “Knowledge” means the actual knowledge as of the date referenced of executive officers of the applicable party following reasonable inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.8 Governing Law.

(a) This Agreement, the Merger and all claims arising hereunder or relating to this Agreement, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO

INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Severability. Except to the extent that application of this Section 9.9 would have a Material Adverse Effect on OBA or FNB, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs and representatives, this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and OBA Financial Services, Inc. have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr. President and Chief Executive Officer

OBA FINANCIAL SERVICES, INC.

By:	/s/ Charles E. Weller
Charles E. Weller President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (“Bank Merger Agreement”), dated as of _________ ___, 2014, is by and between First National Bank of Pennsylvania (“FNB Bank”) and OBA Bank (“OBA Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”) dated as of ______, 2014 between F.N.B. Corporation (“FNB”) and OBA Financial Services, Inc. (“OBA”).

WlTNESSETH:

WHEREAS, OBA Bank is a federal savings bank and a wholly owned subsidiary of OBA; and

WHEREAS, FNB Bank is a national banking association and a wholly owned subsidiary of FNB; and

WHEREAS, FNB and OBA have entered into the Parent Merger Agreement, pursuant to which OBA will merge with and into FNB (the “Parent Merger”); and

WHEREAS, OBA Bank and FNB Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), OBA Bank shall merge with and into FNB Bank (the “Bank Merger”) under the laws of the United States. FNB Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2.    Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”).

3.    Charter; Bylaws. The Charter and Bylaws of FNB Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4.    Name; Offices. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank shall be the main office of FNB Bank immediately prior to the Effective Time.

5.    Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of FNB Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank, and (ii) the executive officers of FNB Bank immediately prior to the Effective Time shall serve as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6.    Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215c, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of FNB Bank and OBA Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of FNB Bank and OBA Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7.    Effect on Shares of Stock.

(a) Each share of FNB Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of OBA Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of OBA Bank capital stock held in the treasury of OBA Bank immediately prior to the Effective Time shall be retired and canceled.

8.    Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FNB as the sole shareholder of FNB Bank and OBA as the sole shareholder of OBA Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. FNB Bank and OBA Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC as may be required by applicable laws and regulations.

9.    Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FNB as the sole shareholder of FNB Bank and OBA as the sole shareholder of OBA Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of OBA Bank as offices of the Surviving Bank and (iv) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10.    Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of OBA Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, OBA Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of OBA Bank or otherwise to take any and all such action.

11.    Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of FNB Bank and OBA Bank at any time prior to the Effective Time.

12.    Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.    Assignment. This Bank Merger Agreement may not be assigned by either FNB Bank or OBA Bank without the prior written consent of the other.

14.    Termination. This Bank Merger Agreement shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

15.    Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the Commonwealth of Pennsylvania without regard to the conflicts of law provisions thereof.

16.    Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of FNB Bank and OBA Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:
Vincent J. Delie, Jr. Chief Executive Officer

OBA BANK

By:
Charles E. Weller President and Chief Executive Officer

EXHIBIT B

VOTING AGREEMENT

__________________, 2014

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), F.N.B. Corporation, a Florida corporation (“FNB”), and OBA Financial Services, Inc., a Maryland corporation (“OBA”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby OBA will merge with and into FNB (the “Merger”) and shareholders of OBA will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to FNB’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of shares of common stock, par value $0.01 per share, of OBA (the “OBA Common Stock”), that is set forth on Appendix A hereto, and I hold stock options to acquire the number of shares of OBA Common Stock set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities). None of the securities listed on Appendix A are subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of OBA, (ii) securities of OBA convertible into or exchangeable for shares of capital stock or voting securities of OBA or (iii) options or other rights to acquire from OBA any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of OBA. The OBA Common Stock listed on Appendix A, together with all OBA Common Stock that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c) At the OBA Shareholders Meeting and at any other meeting of OBA shareholders, however called, and on every action or approval by written consent of shareholders of OBA, I will vote or cause to be voted all Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that OBA shall not be bound by any attempted sale of any OBA Common Stock over which I have sole voting and dispositive power, and OBA’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of OBA and as an optionholder and/or warrantholder, if I am such, and not in any other capacity, such as a director or officer of OBA or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of OBA Common Stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on OBA’s Board of Directors or as an officer of OBA, in acting in my capacity as a director, officer or fiduciary of OBA.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the OBA shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) FNB and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that FNB may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, FNB shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally blank; signature page follows]

Very truly yours,

[Name]

Address:

Facsimile:

Acknowledged and Agreed:

F.N.B. CORPORATION

By:
Vincent J. Delie, Jr., President and Chief Executive Officer

Address:	One F.N.B. Boulevard

Hermitage, PA 16148

Facsimile: (724) 983-3515

Dated:	, 2014

[Signature page to Voting Agreement]

Appendix A

Number of Shares Held (excluding stock options): _________________________

This amount includes:

_______	shares over which I have sole voting power

_______	shares over which I have shared voting power

_______	shares over which I have sole dispositive power

_______	shares over which I have shared dispositive power

Number of Stock Options Held: ____________________